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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(B) OR 12(G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             INTEGRATED HOMES, INC.

                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

COLORADO                                                    84-1448176

(STATE OR OTHER JURISDICTION OF INCORPORATION)              (I.R.S. EMPLOYER
                                                            IDENTIFICATION NO.)

             BOCA CORPORATE PLAZA, 1801 CLINT MOORE ROAD, SUITE 204,
                            BOCA RATON, FLORIDA 33487

               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                    ISSUER'S TELEPHONE NUMBER: (561) 982-9770

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: None.

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                  COMMON STOCK, $.001  PAR VALUE




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                             INTEGRATED HOMES, INC.
                           FORM 10-SB GENERAL FORM FOR
                           REGISTRATION OF SECURITIES

                                TABLE OF CONTENTS

Part I

   Item 1. Description of Business

   Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

   Item 3. Description of Property

   Item 4. Security Ownership of Certain Beneficial Owners and Management

   Item 5. Directors, Executive Officers, Promoters and Control Persons

   Item 6. Executive Compensation

   Item 7. Certain Relationships and Related Transactions

   Item 8. Description of Securities

Part II

   Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

   Item 2. Legal Proceedings

   Item 3. Changes In and Disagreement with Accountants

   Item 4. Recent Sales of Unregistered Securities

   Item 5. Indemnification of Directors and Officers

FINANCIAL STATEMENTS

   Financial Statements as of December 31, 1998 and Independent Auditor's Report

   Financial Statements as of June 30, 1999, December 31, 1999 and June 30, 2000 and Independent Auditors Reports

Part III

   Index to Exhibits

   Signature



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This registration statement contains certain forward-looking statements. These forward-looking statements include statements regarding marketing plans, capital and operational expenditures, results of operations, potential utility and acceptance of our existing and proposed services, and the need for, and availability of, additional financing. The forward-looking statements included herein are based on current expectations and involve a number of risks and uncertainties. These forward- looking statements are based on assumptions regarding our business which involve judgments with respect to, among other things, future economic and competitive conditions and future regulatory and business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, actual results may differ materially from those set forth in the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all such factors. Further, we cannot assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. In light of the significant uncertainties inherent in the forward-looking information contained herein, the inclusion of such information should not be regarded as a representation by us, or any other person, that our objectives or plans will be achieved.

ITEM 1. DESCRIPTION OF BUSINESS

Integrated Homes, Inc. ("IHI") is a Colorado corporation, which is a holding company that operates primarily through its wholly-owned subsidiary, Integrated Homes of Florida, Inc. ("IHF"), a Florida corporation formed on June 6, 1998. This registration statement often refers to both companies as "we", "us" or our "company". Our Company is a startup business that has operated since June 6, 1998. Our business currently has three main components. First, we install low voltage wiring for telephone and cable television and home security systems in new home developments. We operate exclusively within large scale new home building projects, often referred to as a planned residential community, within which a home development company controls all aspects of the new community development. Second, under our arrangements with these development companies, our representatives meet with each new homeowner and offer them the opportunity to select and purchase from us a customized package of consumer electronic equipment to be installed in their house. Third, we contract with certain community homeowners' associations to provide the security monitoring services of certain of the security systems we install.

We are developing more sophisticated and varied products and services for the homeowner as part of a second phase of our business plan that we propose to launch in 2001. We plan to develop a package or "bundle" of more comprehensive services, which include digital television, local and long distance telephone, high speed internet connection and e-commerce services (in addition to existing home security monitoring services). This will allow us to serve as the single source for communication and home entertainment for each of the new homeowners in planned residential communities in which we install wiring and security systems. We will provide these bundled services by establishing connections to satellite dishes and television towers and routing the signals through communications facilities we plan to develop in planned residential communities.

In the second phase of our business plan we also plan to provide community based information and commercial services in a "Connected Community" concept. Under this concept, the homes and public





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facilities of a planned residential community will be connected to each other through a fiber optic cable network and linked through our communication facility. This network will allow homeowners to access, over a homeowner's television screen, community services such as control of vehicular access into the community, visual monitoring of public areas (such as playgrounds), and concierge services such as community function schedules and a reservation system.

In the third phase of our business plan, we plan to bring our bundled service package to existing planned residential developments and to retrofit existing homes within these communities. We have tested various technological solutions to allow existing residences to receive our bundled services. For example, our various vendor partners are working to develop a wireless system, that would create opportunities for us to partner with major telecommunication service providers offering existing homes the same bundled services we plan to offer to new homes under construction that we connect within a fiber optic cable network in our Connected Community.

During the second and third phases of our business plan, we plan to expand our operations both within and outside the State of Florida, beginning as early as 2001. We plan to explore opportunities to serve planned residential communities in other high-growth regions such as Atlanta, Las Vegas, Orlando, Phoenix, and parts of California, North Carolina, South Carolina, and Texas. We seek to achieve this expansion through our relationships with large home development companies, telecommunication service providers and equipment vendors. We will also explore merger and acquisition possibilities with other companies that are either engaged in the wiring of new homes or that offer complementary services to residential communities. Although we have conducted exploratory discussions with several companies for all of these purposes, none of these discussions have progressed beyond the most preliminary stages.

In summary, our plan is to expand our existing business with housing developers and homeowner associations beyond our current wiring, electronic equipment sales and security monitoring service offerings. We are currently investing in research and development for the integration of existing technology and services to offer our planned bundled services to homeowners in planned residential communities. We are currently developing a laboratory model to demonstrate and test equipment and software for the second phase of our business plan, including the equipment and software that we will install in communication facilities. We plan a third phase of expanding our business into existing homes. We will require substantial additional financing to complete the planned development and expansion of our business.

Our headquarters are located at 1801 Clint Moore Road, Suite 204, Boca Raton, Florida 33487. Our telephone number is (561) 982-9770 and our fax number is
(561) 982-9779.

HISTORY

Our operating business began with the incorporation of IHF on June 6, 1998. However, our present corporate structure results from a share exchange that closed on March 31, 1999, in which IHI, f/k/a Automotive Technologies, Inc. ("ATI") acquired all of the stock of IHF, in exchange for ATI stock (the "Share Exchange"). ATI was incorporated on November 13, 1997 and its common stock was traded on





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the OTCBB at the time of the Share Exchange. In early March of 1999, Richard D.
Wedel and other private investors purchased 1,450,000 of the 1,500,000 issued and outstanding shares of ATI. Immediately after purchasing control of ATI, its new owners began seeking further investors and business operations for the corporate shell that ATI had become. The Share Exchange was conducted to provide ATI with an operating business (ATI had no material operations before this transaction) and to afford IHF access to public capital markets.

The Share Exchange was affected pursuant to an Agreement and Plan of Reorganization dated March 31, 1999 by and among ATI, IHF and IHF's shareholders (the "Share Exchange Agreement"). In the Share Exchange, IHF's sole shareholders: David Rich who held 1,200,000 shares, and Phillip Seregant who held 800,000 shares, exchanged all of their common stock of IHF in return for 3,441,700 shares of common stock of ATI, and IHF thus became a wholly-owned subsidiary of ATI.

Mr. Wedel was the sole director of ATI from the time of his purchase of ATI shares through May 21, 1999, at which time John Tomassini, Philip Sergeant, and David Rich were also elected as directors. On May 21, 1999, Mr. Rich was elected Chief Executive Officer and Mr. Sergeant was elected President and Director of Marketing. Mr. Tomassini resigned effective February 10, 2000.

ATI changed its name to "Integrated Homes, Inc." pursuant to the terms of the Share Exchange and this change became effective with the State of Colorado on May 21, 1999.

OPERATIONS

Our Company operates primarily through IHF. IHF was incorporated in 1998, and has limited operating history. During 1999, we generated total revenues of $941,782 and during the first half of 2000 we generated total revenues of $776,460. We presently generate revenue by (i) installing low voltage wiring and security systems in new homes (revenues: $466,782 in 1999, and $311,460 in the first fiscal half of 2000); (ii) selling new homeowners packages of electronic equipment including televisions, telephone, audio and computer equipment (revenues: $450,000 in 1999 and $425,000 in the first fiscal half of 2000); and
(iii) selling security services (revenues: $25,000 in 1999, and $40,000 in the first fiscal half of 2000).

We commenced our first installation of a low voltage wiring system in a new home development on November 1, 1998 for Watermark Communities, Inc. at Parkland Isles located in Parkland, Florida. Since then, we have received and accepted orders to install low voltage wiring systems in eleven new home developments throughout the State of Florida. We have installed low voltage wiring systems in a total of approximately 1,300 homes, including approximately 750 installations we performed in the first six months of 2000. Presently, we are wiring approximately 170 homes per month, a figure that varies between approximately 100 to 250 homes per month based on seasonal home construction patterns. We currently operate throughout the State of Florida, with an emphasis in South Florida, which includes Miami-Dade, Broward, Collier, Lee, Palm Beach and Port St. Lucie counties.

A development company generally grants us exclusive rights to provide our services within their new planned residential communities. Home developers place orders with us to install all of the low voltage




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wiring in the development's new homes, which includes cable television, telephone wiring and the home security system. We install the wiring to connect the home interior and create a shared network, such that, for example, all computers in one home could share one printer. We presently charge an average of approximately $1,300 to install the wiring in each new home. The amount charged varies depending on the size of the home and the unique aspects of each project. We wire and install the security system in each home, including wiring on the doors and windows and a motion sensor. The developer pays us approximately 50% when the initial wiring is installed and the remaining 50% at the closing of the purchase of the new home by the homeowner. Thus, it is the developer, and not the homeowner, that pays us directly for our work. Our employees perform all wiring installation jobs. None of this labor is subcontracted. The products used for the wiring have manufacturer's warranties, and we offer a one-year limited warranty.

We currently obtain the majority of our materials to install telephone and cable wiring from two suppliers. Suppliers of the raw materials used by us are plentiful and interchangeable. We do not presently have a long-term contract with any supplier.

In the planned residential community developments in which we install low voltage wiring and security systems, we meet with each home purchaser during an option selection process soon after the home purchase agreement is signed. During this meeting, our representatives offer various packages of products and services that connect to the wiring in the house, such as enhanced security system upgrades (including video equipment), consumer electronic upgrades such as home theater equipment, telephone systems, lighting control, computer systems, intercoms, distributed audio packages, cable modems and simple home management systems. We currently average approximately $4,000 in revenue from each homeowner's purchase of such optional equipment and systems, although this amount varies considerably from homeowner to homeowner. The purchase price for the consumer electronic equipment package includes the value added costs of our advice and assembly. The new homeowner can finance the equipment as part of their home purchase through their mortgage. The developer commonly retains a percentage, usually about 25%, of the amount charged the homeowner (the $4,000 revenue figure above includes commission), as a fee for introducing us to the new homeowner. We presently finance these equipment purchases through our own working capital. To date, we have sold approximately 850 packages of electronic products to new homeowners.

We also sell security monitoring services in communities in which we install security systems. In these communities, a homeowners' association assumes control of the developments from the developers once the development has been substantially completed. We contract with the homeowners' association to monitor the entire community's home security systems. Currently, we perform monitoring services for two homeowners' associations. We charge a fee to the homeowners' association based on the number of homes in the development. We are the exclusive provider of security monitoring services under this arrangement. For a small number of homes in one planned residential community we are currently billing individual homeowners on a monthly basis. Security monitoring fees currently represent less than 5% of our total revenues. We subcontract with a third party vendor who operates the central monitoring station in exchange for approximately 20% of the monitoring fees we receive.





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The installation of low voltage wiring, the installation of the security systems, the sale of consumer electronics equipment packages, and the provision of monitoring services all comprise the first phase of our business plan. During this initial phase, we have developed relationships with major home development companies, evolved sales techniques for consumer electronic products for the home, contracted with home owner associations for security monitoring services, and performed home wiring to network the home electronic, communication and computer equipment. We have also invested in research and development for the second phase of our business plan, in which we plan to integrate technology and services to create a "bundle" of services that will generate additional recurring revenues. Our planned bundled services to the homeowner will include digital television, local and long distance telephone, high speed internet connection and community based services. We plan to provide these services through communication facilities including satellite dishes and television towers, and route these services over a community fiber optic network we plan to develop.

In the second phase of our business plan, which will not be implemented before 2001, we plan to provide community based information and commercial services in a "Connected Community" concept. Under this concept, we plan to connect homes and public facilities of a planned residential community to each other through a fiber optic cable network and connect that fiber optic network to our services through our communication facility. We will initially seek to contract with homeowners' associations to serve as the exclusive provider of our bundled services, by arrangements similar to our current security contracts with the homeowner associations. In the first phase of our business plan, when we completed installation of wiring in a new home and sold and installed the consumer electronic equipment package in the home, our job was complete. Our role ended, unless the homeowners' association contracted for security monitoring. In the second phase of our business plan, we plan to retain title to the wiring required to provide these bundled services to the homes and obtain easements to run a fiber optics network throughout the master planned community developments to each new home. Through the ownership of communication facilities and the fiber optic wiring easement, we will contractually seek the exclusive right to sell to each homeowner bundled security, telephone, digital television, home video and audio entertainment and internet services.

In this planned expansion of our business, each home's communications will be delivered through its largest TV monitor. We plan to sell computerized set top devices that connect that TV to the Internet and to all of the telecommunications systems in the home and the planned residential community development. The set top device will include many of the components and functions of a personal computer, and allow the homeowner to control and monitor the home's internal systems (phone messages, faxes, security systems, video systems), as well as access the homeowner association's systems (community announcements, video monitors, etc.). The system can be expanded to include additional set-top boxes if the homeowner desires. It will be necessary to connect these systems through a central communications facility. Thus we plan to construct, equip and operate these facilities. Depending on the size and functionality desired in a communications facility, the cost will range from $2,000,000 to $3,500,000 to bring these facilities on-line. We currently plan to purchase and install (subject to obtaining the required financing) our first communications facility during the second quarter of year 2001 at the earliest. Each such facility could service a radius of fifty miles, and operate through either a fiber optic common-line carrier or a wireless connection to the fiber optic wiring in each community. The




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communications facility we have been developing and testing to date in a laboratory setting, is designed to provide an array of bundled services including security, telephone, digital television, home entertainment and internet services to each homeowner. The facility will also allow each home to access the Connected Community services of the homeowner association, such as vehicular access controls into the community, visual monitoring of public areas over a homeowner's television screen, and concierge services such as community function schedules and a reservation system.

In this second phase of our business plan, we plan to connect the entire master planned community development to a community fiber optic network. Each communication facility will then be connected to the fiber optic network in new planned community developments. To date, we have developed and implemented parts of the technology and equipment for the communication facilities only on a laboratory basis. We contract for various elements of this project from numerous suppliers that could be readily replaced from several sources. We are currently in discussion with various suppliers of fiber optic network that we can have access to on a fee for service basis. We will need to obtain other services from providers of digital television service, Internet access, telephone (local and long distance) services, and security monitoring. We plan to bundle these service offerings and sell them to either the homeowner association or directly to homeowners. For example, we could provide a basic digital television service to the homeowners' association for all homeowners to access. Each homeowner could have the option to select premium channels (HBO, etc.) and services (pay-per view events or video on demand) on a selective basis. If we are successful in raising the required financing and successfully implement the technological features required to bundle these services, we expect that these operations will produce most of our future revenues and profits. We face significant challenges in implementing our business plan. Introducing equipment and technology into an actual home development, rather than merely in a laboratory with controlled conditions, may prove difficult. Although the key technological components and the proven technology are available from third parties, we believe that we are pioneering the effort to integrate them into a single communications facility and to bundle them for sale to a community. We expect to face the usual delays and difficulties involved in bringing any technological and new business concept to market. Our Company is still in a "start up" mode. Research, development and implementation of the business plan is our first priority. For the first half of year 2000, we have spent approximately $759,000 on research and development. To date, the Company's operating revenues have not kept pace with the expenditures our business plan requires. The Company has not received any revenues from the second phase of its business plan, and does not expect to do so until we have successfully funded and developed a communications facility, which we do not expect to take place until the second quarter of 2001, at the earliest. We estimate that the capital requirement for a communications facility will range between $2,000,000 to $3,500,000 to bring a facility on-line. To date we have not concluded any customer contracts for the planned second phase of the business plan. Furthermore, we cannot implement the next phase of our business plan without substantial additional financing, for which no commitments have been received.

MARKET

We presently offer our services exclusively to developers and homeowners' associations of master planned communities in the State of Florida with a heavy emphasis on the South Florida market. The




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"South Florida" market encompasses new home developments in or near Miami-Dade,
Broward, Lee, Collier, Palm Beach, and Port St. Lucie counties. We target developments in which the average cost of new homes range between $130,000 and $500,000. The South Florida housing market is robust, with approximately 70,000 new homes under development. Our largest customers are Kolter Signature Homes, comprising 20% of our revenues; ARVIDA JMB Partners, comprising 50% of our revenues; and Watermark Communications, Inc., comprising 30% of our revenues. Each of these customers is a large, well established developer of new communities, which is important to our business both because it has prevented us from having accounts receivable problems and because strong ties to these developers provides us with potential future contracts. The contract with each of Arvida JMB Partners, Watermark Communities, Inc., and Kolter Signature Homes is for basic wiring services and is terminable without cause on 30 days notice. The loss of any one of these customers would materially and adversely affect our business. The security monitoring contracts with each homeowners association are multiple year agreements terminable only for cause following notice and remedy periods.

We have accepted orders to wire and sell consumer electronic equipment packages in eleven new home communities which have potential new home capacity exceeding 10,000 homes. We are continuously in various stages of negotiations with several developers to wire additional new homes. Our existing relationships with a few large developers are both a potential strength and weakness. We believe these relationships place us in a position to take advantage of the strong new housing market in State of Florida. However, if any of these developers were to suffer financially such that its business experienced a significant slow-down, or if the economy changes such that the market for new homes in Florida decreases, it could have a direct and negative impact on our business.

The demand for technology and related services in homes is increasing along with access to more sophisticated consumer electronics equipment and services. The unprecedented growth of the internet over the past few years has greatly accelerated our plans to develop our bundled services. Our success is in part dependent on homeowners' continued desire to install more sophisticated consumer electronic equipment in their homes. The success of our future business plan further depends upon a high consumer demand for digital television and high speed Internet service. We face the marketing challenge of convincing homeowners of the benefits of new technology products and enhanced services and their ability to pay for these services.

COMPETITION

Competitors for our wiring activities are primarily home cable, telephone and security system wiring subcontractors. Typically these are small, local firms, whose business consists solely of installation. There are numerous of these kinds of firms in South Florida. Competitors in our home security monitoring activities are also numerous and include many concerns better capitalized than our company. Therefore, we rely upon the exclusivity provision of our contracts and the business relationships with home developers to respond to competition. A new master planned community development will ideally not have an established arrangement with any competing service provider before hiring us to install low voltage wiring





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and security systems. In such a case, we can contract not only to install low voltage wiring and security systems, but also for the exclusive option to provide these services to the development homeowners. The developer may, alternatively, assign this option to the homeowner's associations.

We do not manufacture technological products or consumer electronic equipment. Thus we compete with other manufacturers and distributors of such products for the sales to new homeowners. However, we do have access to each new homeowner in a planned residential community during their option selection process, which provides us the unique role of advising a new homeowner with respect to consumer electronic products and seeing to their installation in the new home. Our ability to include the cost of the consumer electronic equipment into the home mortgage is also attractive to the homeowner. This combination of consulting services, installation and financing is not available to competitors. Currently, we average approximately $4,000 in revenues from each homeowner's purchase of optional equipment and systems.

If we expand our business as planned to include digital television service, telephone services and Internet access, we will have many new competitors. We anticipate introducing these services in year 2001. We plan to compete in all these areas by bundling our products and services together to provide "one-stop" wiring, installation, communications, and on-going related services. We believe that by bundling the provision of these services, we can offer more efficient and convenient products and services to homeowners and communities. Our plans include contracting with the planned residential community developers and, through them, the homeowners associations to obtain exclusive rights to offer these services, whenever possible. We are not aware of competitors offering this bundle of products and services as a single package comparable to that which we plan to offer on a community-wide basis. However, if we succeed in this business plan, such success could draw significant competition from other companies.

REGULATORY ISSUES

We believe that we currently comply with all existing laws and regulations. Our Company is subject to federal, Florida and Colorado laws. Our Company and its employees are subject to Florida state and local laws that require it to maintain an electrical contractors license. If we should fail to meet these licensing requirements, we would be prohibited by law from conducting our wiring installation business. However, because we deal exclusively with low voltage wiring and equipment, the burden of regulatory compliance has been relatively light. If new state and local laws were passed imposing additional controls and other restrictions on us, or on the home construction industry, it could materially and adversely affect our ability to market our products and services. This would have a negative effect on our financial conditions and operations, although the precise impact of any future regulation cannot be predicted. The subsequent adoption or modification of state and local laws and regulations imposing new environmental controls, disclosure rules, zoning and other land use restrictions could materially and adversely affect the development of new home communities, which would have a negative effect on our financial condition and operations. Based on our experiences to date, the cost of compliance with laws has not had, and is not expected to have, a material effect on us. However, changes in laws and regulations could give rise to additional compliance costs or additional burdens to obtaining applicable regulatory approvals that could have a material adverse effect on us.




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If we implement the second phase of our business plan in which we provide digital television, phone service, and Internet access; we could be subject to new regulations. Since we plan to act only as re-sellers of these services, we are not presently aware of any significant new regulatory obligations we might face under current laws and regulations.

EMPLOYEES

As of August 18, 2000, our Company has 66 full-time employees and no part time employees. Approximately 45 of these employees are engaged in the installation of cable and phone wiring, 4 are management, 11 are office/clerical and 6 are part of the sales force. Three of our employees are subject to employment agreements; these employees are the Chief Executive Officer, the President/Director of Marketing, and one of the electricians. The executive employment contracts are discussed in the Executive Compensation section of this document.

We do not subcontract any of our services, except that our security system monitoring services are subcontracted to a third party vendor. Under this agreement, we agree to pay 20% of the monthly security monitoring revenues to have the monitoring services provided. We believe that there are various alternative companies who could provide these monitoring services on a comparable basis.

REPORTS TO SECURITY HOLDERS

We intend to provide all of our shareholders with an annual report of our Company, including audited financial statements for the year ended December 31, 1999.

We will file with the SEC the periodic disclosure reports that are required by the Securities Exchange Act of 1934, when we become subject to these requirements.

The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling SEC at 1-800-SEC-0330. The SEC maintains an Internet site, at WWW.SEC.GOV, that maintains reports, proxy statements, information statements and other information that is filed with the SEC concerning the Company. Information about the Company can be searched on the SEC's website at WWW.SEC.GOV/CGI-BIN/SRCH-EDGAR.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

THE FOLLOWING DISCUSSION SHOULD BE READ WITH THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS WHICH APPEAR ELSEWHERE IN THIS REGISTRATION STATEMENT. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED EVENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING DOWNTURNS IN THE SOUTH FLORIDA HOUSING MARKET THAT COULD AFFECT OUR EXISTING BUSINESS AND THE VARIOUS RISKS AND UNCERTAINTIES INVOLVED IN FINANCING AND IMPLEMENTING THE SECOND PHASE OF OUR BUSINESS PLAN.





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OVERVIEW

Our Company is a startup business that has operated since June 6, 1998. There are currently three main components to our business. First, we arrange with developers of new master planned residential communities to install low voltage wiring within each house being built in a community. Second, under our arrangements with developers, our representatives meet with each new homeowner and offer them the opportunity to select and purchase from us a customized package of consumer electronic equipment to be installed in their house. Third, we contract with homeowners' associations to provide the security monitoring services through security systems we install, and then we subcontract the actual monitoring function to third party providers of monitoring services.

We are developing more sophisticated services for the homeowners in the planned residential communities we serve. We plan to offer bundled services which include digital television, local and long distance telephone, high speed internet connection and community based services (in addition to existing home security monitoring services). We will provide these services by contracting with third parties who offer these services and route them through communications facilities and fiber optic networks we plan to develop in selected planned residential communities. To date this component of our business has only generated research and development expenses as we test the necessary technological equipment of vendors in our laboratory and seek the financing required to implement this phase of our business plan.

We commenced our first installation of a low voltage wiring system in a new home development on November 1, 1998 for Watermark Communities, Inc. at Parkland Isles located in Parkland, Florida. Since then, we have received and accepted orders to install low voltage wiring systems in eleven new home developments throughout the State of Florida. We have installed low voltage wiring systems in a total of approximately 1300 homes. Presently we are performing installations at approximately 170 homes per month, a figure that varies between approximately 100 to 250 homes per month, based on seasonal home construction patterns. We presently charge approximately $1,300, on average, to install the wiring in each new home. The amount varies depending on the size of the home and the unique aspects of each project. The developer pays us approximately 50% when the initial wiring is installed and the remaining 50% at the closing of the purchase of the new home by the homeowner. The homeowners do not pay the Company directly for this work. This wiring activity represents approximately 40% of our total annual revenue.

In the planned residential community developments in which we install low voltage wiring, we meet with each home purchaser during an option selection process soon after the home purchase agreement is signed. During this meeting, our representatives offer various packages of products and services that connect to the wiring in the house, such as enhanced security systems (including video equipment), consumer electronic equipment (including home entertainment theater equipment), telephone systems, lighting control, computer systems, intercoms, distributed audio packages, cable modems and simple home management systems (such as temperature controls). We currently average approximately $4,000 in revenue from each homeowner's purchase of optional equipment and systems, although this amount varies considerably from homeowner to homeowner and has been steadily increasing during the current fiscal year. The purchase price for the consumer electronic equipment package includes the value added costs of our advice and installation. The new homeowner can finance the equipment as part of their home purchase through their mortgage. The developer commonly retains a commission, usually about 25% of the amount charged the homeowner, (the $4,000 revenue figure above includes commission) as a fee for introducing us to the new homeowner. We presently finance these equipment purchases through our own working capital and the developers pay us after the closing of the home purchase once the homeowner closes on the purchase of his home. To date, we have sold approximately 850 packages of electronic products to new homeowners including 500 packages sold in the first six months of 2000. This sales activity currently represents approximately 55% of our total annual revenue.

We also sell security monitoring services in certain communities in which we install security systems. The homeowner's associations which assume control of the developments from the developers once the development has been substantially completed will contract with us for the entire community home security monitoring services. Currently, we perform monitoring services for two homeowners' associations. We charge a fee to the homeowners' association based on the number of homes in the development. We are the exclusive provider of security monitoring services under this arrangement. For a small number of homes in one planned residential community we are currently billing individual homeowners on a monthly basis. Security monitoring fees currently represent less than 5% of our total revenues. We subcontract with a third party vendor who operates the central monitoring station in exchange for approximately 20% of the monitoring fees we receive.

The installation of low voltage wiring, the installation of the security systems and the provision of monitoring services, and the sale of technological equipment packages, all comprise the first phase of our business plan. In this phase, we have developed relationships with major home development companies, evolved sales techniques for consumer electronic products for the home, contracted with homeowner associations for security monitoring services, and performed home wiring which is applicable to networking of the home electronic, communication and computer equipment.

Implementation of the second phase of our business plan is a top priority. For the first half of year 2000, we have spent approximately $759,000 on research and development. To date, our operating revenues have not kept pace with the expenditures required by our business plan. We have not received any revenues from the second phase of our business plan, and do not expect to do so until we have successfully funded and developed a communications facility, which we do not expect to take place until the second quarter of 2001, at the earliest. We estimate that the capital requirement for a communications facility will range between $2,000,000 to $3,500,000 to bring a facility on-line. To date we have not concluded any customer contracts for the planned second phase of the business plan. Furthermore, we cannot implement the next phase of our business plan without substantial additional financing, for which no commitments have been received.

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

RESULTS OF OPERATIONS

REVENUE. We derive our revenues from three service areas: (a) installing low voltage wiring and home security systems, (b) sales and installation of consumer electronic equipment, and (c) monitoring of home security systems. Revenues from installing low voltage wiring and security systems in homes represent approximately 40% of our revenue and consumer electronic equipment sales and installation have accounted for approximately 55% of our revenue. We book all of the revenues from these activities in our Balance Sheet as Deferred Revenue when a homeowner contracts to buy a house and orders their wiring, security and consumer electronic packages from us. When we complete installation of the wiring in a house, the developer pays us about 50% of our charges for this work. This reduces our Deferred Revenue account and we recognize the cash received as Revenue. When the homeowner closes on the purchase of the house, the developer pays us cash for the remaining wiring and the full price for the consumer electronics package, reduced by any commission the developer receives from the consumer electronics sale. At this time we recognize the balance of Deferred Revenue in our Income Statement as Revenue. It generally requires about 180 days from the initial purchase order date until we receive final payment from a developer. Charges we bill to homeowner associations for home security monitoring services are recognized as Revenue when invoiced and represent less than 5% of our revenue. Our revenue increased 234% from approximately $232,000 for the six months ended June 30, 1999 to approximately $776,000 for the six months ended June 30, 2000. This increase primarily reflects growth both in the number of homes we wired and an increase in the average household purchase of consumer electronic equipment.

COST OF PRODUCT SOLD. Our direct product cost reflects what we pay our vendors for wiring supplies and consumer electronic equipment we install in homes. Direct product cost increased by 56% from approximately $201,000 for the six months ended June 30, 1999 to approximately $314,000 for the six months ended June 30, 2000. The increase reflects the growth in the number of homes we wired and the increase in the average household purchase of consumer electronic equipment.

COST OF LABOR. Our direct labor cost reflects (a) employees' wages and benefits associated with the installation of wiring and electronic equipment (b) compensation for sales personnel salaries and commissions and (c) referral fees we pay developers for sales of consumer electronic equipment of approximately 25% of these revenues. For the home security monitoring services, direct cost reflects what we pay our subcontractor that provides this service, which amounts to approximately 20% of this revenue. Direct labor cost increased by 452%, from approximately $67,000 for the six months ended June 30, 1999 to approximately $370,000 for the six months ended June 30, 2000. As a percentage of total revenue, these costs increased from approximately 29% for the six months ended June 30, 1999 to approximately 48% for the six months ended June 30, 2000. This increase reflects the increase in staffing levels in anticipation of growth in our volume of business.

SALES, GENERAL AND ADMINISTRATIVE. Sales, general and administrative expenses consist of the salaries of our employees and associated benefits and the cost of insurance, travel, entertainment, rent and utilities. These expenses increased approximately 4% from approximately $502,000 for the six months ended June

30, 1999 to approximately $521,000 for the six months ended June 30, 2000. As a percentage of total revenue these costs decreased from approximately 216% for the six months ended June 30, 1999 to approximately 67% for the six months ended June 30, 2000. These changes primarily reflect the growth in volume of business, as well as increased marketing effort to secure new planned residential community development customers.

PRODUCT DEVELOPMENT. We incurred significant expenses to develop the second phase of our business plan, including building a model laboratory to test the integration of technological products related to the second phase of our business plan. These expenses include the capital cost for the equipment in a laboratory, and the compensation for engineers, technicians, subcontractors and management who collaborated to design and build the laboratory. For the six months ended June 30, 2000 these expenses were approximately $759,000. These expenditures relate to the second phase of our business plan, and we made no such expenditures in the prior period.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization (included in selling, general and administrative) increased approximately 63% from approximately $11,000 for the six months ended June 30, 1999 to approximately $18,000 for the six months ended June 30, 2000. As a percentage of total revenues, these costs were approximately 5% for the six months ended June 30, 1999 and approximately 2% for the six months ended June 30, 2000. Depreciation will increase as we commence making capital expenditures for the deployment of communications facilities related to the second phase of our business plan.

LOSS FROM OPERATIONS. Loss from operations increased by about 122% to approximately $1,197,000 for the six months ended June 30, 2000 as compared to approximately $539,000 for the six months ended June 30, 1999. Our loss continues and increases because our operating margin in the first phase of our business plan cannot finance the cost of developing and implementing our plan's second phase. We expect the net losses to continue until we are able to implement the second phase of our business plan, which will not begin to take place before the second quarter of 2001.

OTHER INCOME (EXPENSE). Other expense consists primarily of interest paid in cash on indebtedness. Interest expense for the six months ended June 30, 2000 was approximately $10,600 as compared to approximately $8,000 for the six months ended June 30, 1999. This increase reflects increases in loan balances.

LIQUIDITY AND CAPITAL RESOURCES. Our capital requirements consist primarily of general working capital requirements to cover salaries, equipment and materials used in our business, and the costs to develop and implement the later stages of our business plan. Our operating profits are not adequate to fund the development and implementation of our business plan. We also need more working capital as our business grows, since the developers pay us most of our revenues only when a home owner closes on the purchase of a house, which averages 45 days after we incur most of our related expenses. In the six months ended June 30, 2000, the net cash used in operating activities was approximately $1,100,000. This was an increase of 58% over the approximately $696,134 used in operating activities in the six month period ended June 30, 1999. For the remainder of period from 2000-2001 we expect negative cash flow from operating activities to continue at an accelerating pace, based on the pace of increasing new home sales and increasing levels of product development expenditures.

In the six months ended June 30, 2000 we invested approximately $759,000 in labor, services and equipment for the development of a laboratory in order to test the integration of technological products related to the second phase of our business plan. These investments will need to increase to between approximately $2,500,000 to $3,000,000 over the next year to achieve our goal of converting the laboratory into an operational communications facility for the second phase of our business plan.

As of June 30, 2000, we had cash, cash equivalents and marketable securities of approximately $16,000. During the six month period ended June 30, 2000, we funded the negative cash flow from operations and product development expenditures with equity investments and loans from shareholders of approximately $802,833 as further described below (See: Part II, Item 4 "Recent Sales of Unregistered Securities"). We have a working capital deficiency of $2,136,811 as of June 30, 2000. Included among our current liabilities are substantial accrued taxes payable. We recognize the urgency of paying these taxes and are working to prepare a payment plan for presentation to the tax authorities. Our external accountants have stated in their Report of Independent Accountants dated August 26, 2000, that "the Company's net working capital deficiency raises substantial doubt about the entity's ability to continue as a going concern."

Management is addressing our ongoing negative operating cash flow and capital requirements for the next stages of its business plan by (a) working to increase sales in order to increase the contribution of operating margin to cover general and administrative expenses, and (b) aggressively seeking additional debt and equity capital. If we cannot secure additional financing, we will be forced to substantially curtail our operations and in particular, defer the development and implementation of the next phase of our business plan. This could also jeopardize our ability to meet our debt obligations as they are currently structured.

TRENDS AND SEASONALITY Our business centers on new home construction. The level of our sales activity reflects the pace at which the developers sell and build new homes. Sales in a new community typically start slowly, accelerate after reaching a certain critical mass, and then decelerate again as the available home sites dwindle. The entire build-out process may last ten years or longer. The pace of new home sales also reflects the level of demand in the housing market in general and the competitive offering of homes available in the surrounding area. In our market areas in Florida, we have generally benefited from an increasing pace of new home development. Based on these trends, and our marketing efforts in other new master planned communities, we believe that we should continue to experience an increasing level of unit sales for the foreseeable future.

Our business has reflected some seasonal fluctuation, with most of our revenues and profits coming in the last quarter of each year. The developers tend to complete a disproportionate number of homes in the last quarter of each year for various reasons, including attainment of their annual goals. We have experienced significant revenue increases in the last quarter of each of the last two years. We anticipate this the last quarter of this year will show even more significant gains, reflecting the increased number of homes currently under construction that are expected to be sold by year end. Our wire installation and electronic equipment sales are directly tied to the timing of new home purchases and construction. This does not hold true of our home security monitoring services, which remain generally consistent throughout the year.

FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO FISCAL YEAR ENDED
DECEMBER 31, 1998

The Company commenced operations as of June 6, 1998. Therefore, the financial results for fiscal year ending December 31, 1998 reflect seven months of activity as a startup business. Revenue increased 789 % from approximately $106,000 for the year ended December 31, 1998 to approximately $942,000 for the year ended December 31, 1999. This increase reflects the longer accounting period of fiscal 1999 and the growth both in the number of homes we wired and an increase in the average household purchase of consumer electronic equipment. Operating loss for the year ended December 31, 1998 was approximately $509,000 as compared to an operating loss of approximately $1,430,088 for the year ended December 31, 1999. The operating losses of both periods reflect the developmental nature since the inception of the Company in June 1998. Cash used in operating activities was approximately $471,000 in the year ended December 31, 1998 as compared to cash used of approximately $1,548,392 in the year ended December 31, 1999. We funded these operating losses with equity investments and loans from shareholders.

ITEM 3. DESCRIPTION OF PROPERTY

We maintain our principal business address at Boca Corporate Plaza, 1801 Clint Moore Road, Suite 204, Boca Raton, Florida 33487. We lease this 4,000 square feet of office space from Liberty Property Limited Partnership at an annual base rental of $58,336.25. The lease is for a term of 60 months and commenced in May of 1999. We also lease approximately 3,000 square feet of storage space located at 11528 State Road 84, Davie, Florida, from Davie Plaza Limited Partnership at an annual rent of $30,380. The term of this second lease is three years and the lease became effective as of February 1, 2000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of October 5, 2000, regarding beneficial ownership of our common stock, par value $.001 per share, for (i) each shareholder known by us to be a beneficial owner of five percent or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers as a group. Unless otherwise noted below, we believe that each beneficial owner has sole voting and investment power over the shares. As of October 5, 2000, there were outstanding 14,120,300 shares of our common stock, par value $.001.


                                                                                                   Percentage
                                                                                                   of Shares
                               Name and Address                           Number of Shares         Outstanding
Title of Class                 of Beneficial Owner                        Beneficially Owned       Class (%)
--------------                 -------------------                        ------------------       -----------
Common Stock                   David Rich                                  2,111,520                14.95 %
                               Chief Executive Officer/Director
                               1801 Clint Moore Road, Suite 204
                               Boca Raton, Florida 33487

Common Stock                   Philip Sergeant                             1,405,680                 9.96%
                               President/Director of Marketing/Director
                               1801 Clint Moore Road, Suite 204
                               Boca Raton, Florida 33487

Common Stock                   Richard D. Wedel                              726,750 (1)              5.15%
                               Chairman of the Board of Directors
                               3900 Woodcastle Road
                               Evansville, Indiana 47711

Common Stock                   Thomas N. Steinbach                         3,825,100 (2)             24.21%(2)
                               Director
                               31 South St.
                               2nd Floor
                               Morristown, N.J. 07046

Common Stock                   C. Ian Sym-Smith                            2,871,980 (3)             18.3%(3)
                               Director
                               485 Devon Park Drive, #119
                               Wayne, PA 19087-1807

Common Stock                   Nick V. Ganio                                 100,000 (4)              .70%(4)
                               Director
                               104 Fox Run
                               Sudbury, Massachusetts 01776

Common Stock                   Stone Pine Venture Lending, LLC             3,725,100 (5)            23.73%(5)
                               410 17th Street
                               Denver, Colorado 80202

Common Stock                   Officers and directors, as a group         11,041,030               63.22%(1)
                               (6 persons)                               (1)(2)(3)(4)(5)        (2)(3)(4)(5)


(1) Mr. Wedel holds 242,250 shares of restricted common stock in his own name, and he has voting control over 242,250 shares of restricted stock held by his wife, Connie S. Wedel, and 242,250 shares of restricted stock held by his son, Jordan T. Wedel.
(2) Mr. Steinbach, due to his position as a Managing Director of Stone Pine Venture Lending, LLC, has a power of attorney to control all shares, notes and warrants held by Stone Pine (see footnote 5, below, regarding Stone Pine beneficial ownership). Mr. Steinbach also holds in his own name warrants for 100,000 shares of our common stock exercisable at $1.00 a share, any time until June 1, 2005. This table reflects share holdings as if all options, warrants and notes held by Stone Pine and Mr. Steinbach were exercised or converted.
(3) Mr. Sym-Smith, and various entities controlled by Mr. Sym-Smith, are the record holders of 1,305,480 shares of our common stock. Mr. Sym-Smith also holds one of our 8% convertible promissory notes in the principal amount of $104,250, which may be converted at any time until April of 2001, at a conversion rate of $.10 a share. Mr. Sym-Smith also holds a note made by us in the principal amount of $262,000 that is converted would be 524,000 shares. The aggregate beneficial ownership of Mr. Sym-Smith reflected on this registration statement treats his note as converted. This table treats Mr. Sym-Smith's note as converted.
(4) Mr. Ganio holds one of our 8% convertible promissory notes in the principal amount of $10,000, convertible into 100,000 share of common stock. This table treats his note as converted.
(5) Stone Pine is the record holder of 2,147,600 shares of our common stock. Stone Pine also holds three promissory notes in the following principal amounts: (i) $375,000, (ii) $302,500 and (iii) $82,500, each of which is convertible into common stock at $1 per share. Stone Pine also holds warrants to acquire 433,000 shares of common stock exercisable at a purchase price of $1 a share until June 1, 2005, and warrants to acquire 384,500 shares of common stock, exercisable at a purchase price of $2 a share until June 1, 2005. This table treats Stone Pines' share ownership as if all of these notes were converted and warrants exercised.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Our executive officers and directors are as follows:


Name                       Age         Position
----                       ---         ---------

David Rich                 36          Chief Executive Officer/Director

Philip Sergeant            49          President/Director of Marketing/Director

Richard D. Wedel           51          Chairman of the Board of Directors


Thomas N. Steinbach        42          Director

C. Ian Sym-Smith           70          Director

Nick V. Ganio              40          Director

DAVID RICH

Mr. Rich has served as our Chief Executive Officer and as a Director since his election in May of 1999. Mr. Rich has also served as the Chief Executive Officer of IHF since its inception in June of 1998. Mr. Rich was Vice President of a family owned mechanical business, Liber, Rich and Sons from 1990 to until 1997.

PHILIP SERGEANT

Mr. Sergeant has served as our President, Director of Marketing and as a Director since his election to these positions in May of 1999. Mr. Sergeant has also served as the President of IHF since its inception in June of 1998. From 1993 until June of 1998, Mr. Sergeant served as President of Concept 2 Reality,

Inc., a multi-national marketing consulting firm, where he was responsible for marketing projects, including developing the African market for a consortium of European manufacturers of hi-tech video and audio equipment, marketing a chain of health food restaurants and developing an export market for South African automotive products.

RICHARD D. WEDEL

From March 1999 through May of 1999, Richard D. Wedel served as our sole director, in May, he became the Chairman of the Board of Directors. From 1981 through 1998, Mr. Wedel served as the Chief Operating Officer of Petro Union, Inc., an oil and gas research and development company, which acquired Horizontal Ventures, Inc., also an oil and gas research and development company in 1997, and Mr. Wedel continued to serve as the COO post-acquisition. Mr. Wedel is also president of Wedel Group, a consulting firm that provides consulting services to various businesses with emphasis on providing start up funding and capital resources. Wedel Group does not provide us any consulting services.

THOMAS N. STEINBACH

Mr. Steinbach has been one of our Directors since May of 2000. Mr. Steinbach is, and has been since June of 1999, a Managing Director of Stone Pine Venture Lending, LLC, a Colorado limited liability company. Stone Pine is a shareholder, and note holder of ours. Prior to joining Stone Pine, Mr. Steinbach was with Merrill Lynch Investments as Vice President of the Private Client Group. Mr. Steinbach was with Merrill Lynch for 16 years.

C. IAN SYM-SMITH

Mr. Sym-Smith has been one of our directors since August of 2000. Mr. Sym-Smith is self-employed and has been for the past five years. He is a director of the following companies: CCC International Contractors, whose international headquarters is in Greece; Tickets.com, a public company that sells tickets to sporting events and artistic events; T.D. Williamson, Inc., an international pipeline service company; Pittsburg Brewery, a regional brewer, and Stor Comm, Inc., a clinical image management systems company.

NICK V. GANIO

Mr. Ganio has been one of our directors since August of 2000. Mr. Ganio is also the Group Vice President of Worldwide Sales, Marketing and Services for Computer Network Technologies, a position he has held since October of 1999. From November 1998 to October 1999, Mr. Ganio served as Vice President of Worldwide Sales and also as Vice President of Direct Sales Worldwide from April 1998 to November 1998. From September 1996 to February 1998, Mr. Ganio served as Vice President of Worldwide Sales and Marketing for Xyplex, Inc. From March 1987 to September 1996, Mr. Ganio held various high-level positions with Digital Equipment Corporation, including Vice President of Operations in Japan, Vice President and General Manager of the America Networks Product business and Vice President and Executive Assistant to the office of the President.

We are not aware of any events that have occurred in the past five years that would be material to the evaluation of the ability or integrity of any of our directors or executive officers.

We have six directors. All directors hold office until our next annual meeting of shareholders and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

ITEM 6. EXECUTIVE COMPENSATION

The following table provides certain summary information regarding compensation paid by us to our Chief Executive Officer and President for the period of April 1999 through April 2000. We are also reporting the compensation paid by our wholly owned subsidiary, IHF, to each of Mr. Rich and Mr. Sergeant for the period of June 1998 through April 1999.

                           SUMMARY COMPENSATION TABLE


                                                                            Annual Compensation
                                                             ---------------------------------------------
Name and Principal Position                                  Year (1)(2)          Salary ($)     Bonus ($)
---------------------------                                  -----------          ----------     ---------
David Rich, Chief Executive Officer                            1999                $110,000       $27,500
                                                               1998                $125,000       $10,000

Phillip Sergeant, President and Directory of Marketing         1999                $102,500       $25,625
                                                               1998                $  90,000      $10,000


(1)      We were incorporated in 1998.
(2) We estimate that in fiscal 2000, Mr. Rich will receive in total $150,000 in salary and $37,500 as a bonus, and Mr. Sergeant will receive $130,000 in salary and $32,500 as a bonus.

COMPENSATION OF DIRECTORS

We do not currently compensate our directors; however, it is our intent to compensate the directors, once it is financially possible, and at such time directors may be paid through the time that they first began serving as our director.

COMPENSATION OF OFFICERS - EMPLOYMENT AGREEMENTS

We have employment agreements with Messrs. Rich and Sergeant. The agreements have an initial five year term expiring February 2004, and automatically renew for subsequent one year terms, unless thirty days prior to the end of any term either party gives the other party written notice of termination.

Mr. Rich's agreement provides for his employment as our Chief Executive Officer at a base salary of $110,000 per year, with annual increases, up to a 35% cap on total increases, as determined by the Board of Directors.

Mr. Sergeant's agreement provides for his employment as our President and Director of Marketing at a base salary of $102,500 per year, with annual increases up to a 35% cap on total increases, as determined by the Board of Directors.

Under the employment agreements, IHI provides full medical and health insurance coverage and a monthly automobile allowance. The employment agreements also provide for bonus compensation, to be awarded in the discretion of the Board of Directors. IHI has also agreed to grant to each of Messrs. Rich and Sergeant options to purchase up to 1,000,000 shares of the common stock of IHI at a purchase price of $.45 per share, although these options have not yet been granted. Each of the employment agreement contains a provision ensuring the confidentiality of Company information and a restrictive covenant to the effect that Messrs. Rich and Sergeant will not compete with the Company in Dade, Broward or Palm Beach County, Florida, for a period of one year after their termination of employment.

The employment agreements may be terminated with or without cause. In the event that either of Mr. Rich or Mr. Sergeant is terminated without cause, he shall be entitled to a lump sum payment from us equal to the base salary discounted to present value, that he would otherwise realize during the remainder of the term of his employment agreement.

We plan to adopt benefit packages, including a stock option plan designed to provide incentives to our management personnel.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 31, 1999, we entered into a Voting Trust Agreement with the principal shareholders of ATI, who were David Rich and Phillip Sergeant, governing our management. Under this agreement Mr. Rich and Mr. Sergeant acted as trustees with the ability to vote the shares of all the parties to the agreement on matters requiring shareholder vote. This Voting Trust Agreement was terminated on March 31, 2000.

Pursuant to the terms of the Share Exchange Agreement dated March 31, 1999, if we failed to raise $2,000,000 for our operations and $1,600,000 in working capital through private offerings of our securities within one year of the date of the Share Exchange Agreement, then Messrs. Rich and Sergeant were entitled to be issued shares of our stock such that they would have at least a 51% controlling interest. This provision terminated by agreement dated March 31, 2000.

During the second quarter of 2000, we and certain of our shareholders entered into agreements with certain other of our shareholders who received our shares and/or warrants in connection with or preceding our merger with ATI. These shares and warrants were issued in contemplation of capital raising transactions that did not occur. These agreements provided that those shareholders return their shares and warrants to us and receive a release from us only from claims arising from the issuance of the returned shares. Under these agreements, an aggregate of approximately 1,320,000 shares of our common stock were returned by 4 shareholders for cancellation. In addition, one of our directors, Ian Sym-Smith, purchased approximately 1,005,480 shares of common stock from one of these other shareholders at a purchase price of $.34 a share.

We have borrowed significant amounts of money from one of our principal shareholders, Stone Pine. These loans are evidenced by three promissory notes aggregating $760,000 in outstanding principal amount. These notes mature in one year and bear interest at 10% per annum. Stone Pine may convert any part or all of the outstanding principal and accrued interest into our common stock at $1 per share.

On July 22, 2000 we issued a note in the principal amount of $262,200 bearing interest at 8% to Mr. Ian Sym-Smith, one of our directors. This note is convertible into 524,000 shares of common stock at $.50 a share.

ITEM 8. DESCRIPTION OF SECURITIES

Our Articles of Incorporation authorize the issuance of up to 50,000,000 shares of common stock, $.001 par value. There are 14,120,300 shares of our common stock currently issued and outstanding. The holders of our common stock are entitled to one vote per share and have the sole right and power to vote on all matters on which a vote of shareholders is taken. Voting rights are non-cumulative. The holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and to share pro rata in any distribution to shareholders. Upon our liquidation, dissolution, or winding up, our holders of common stock are entitled to receive our net assets in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. Holders of our common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. Our outstanding shares of common stock will not be subject to further call or redemption and will be fully paid and non-assessable.

The issuance of additional shares of our common stock is solely within the discretion of our Board of Directors. We anticipate the issuance of a substantial number of additional shares of common stock in connection with the further development of our business.

We may also issue additional shares of our common stock, through stock incentive plans, in connection with employment of certain employees and consultants. All such agreements and/or issuances will have prior approval of the Board of Directors. No such agreements or issuances have been made as of the date of this Form 10-SB.

In April of 2000, we offered 8% Convertible Notes to certain investors as described in Part II, Item 4 below. We covenant in these notes not to borrow funds or incur additional debt other than (i) on terms that are less favorable (as to terms and rank of payment, conversion into equity and otherwise) than those provided in the 8% Convertible Notes, (ii) our then currently outstanding debt, including the 8% Convertible Notes; (iii) borrows from any bank, savings and loan association or financial institution; or (iv) trade debt in the ordinary course of business, unless we first obtain permission from holders of at least 51% of the outstanding principal on the 8% Convertible Notes.

Nevada Transfer and Trust serves as our transfer agent for our common stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


Quotes for our common stock are currently available on the "pink sheets". In 1999, our common stock was quoted on the OTC Bulletin Board under the symbol "HNET". Our stock does not currently trade on the OTC Bulletin Board. We are filing this report in order to meet one of the NASD's requirements for trading of our stock on the OTC Bulletin Board. There is no assurance that a trading market for our common stock will be created. Accordingly, investors in us may have to hold their securities indefinitely and may have difficulty in selling such securities if an active trading market does not develop.

The following table sets forth, for each fiscal quarter from March 31, 1999 through June 30, 2000, the range of high and low closing bid prices of our common stock. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.



                                         Year Ended December 31, 1999           Year Ended December 31, 2000
                                         ----------------------------           ----------------------------
Period                                      Low                High                Low                High
------                                   --------            -------              -----               ------
Second Quarter                           $2                  $6 5/16
Third Quarter                            $2 13/16            $4 5/16
Fourth Quarter                           $.07                $2 1/2
First Quarter                                                                     $.09                $1
Second Quarter                                                                    $.40                $.90



Of the 14,120,300 shares of common stock outstanding, 4,165,300 shares of the common stock are freely tradable without restriction in the public market unless the shares are held by "affiliates", as that term is defined in Rule 144(a) under the Securities Act. For purposes of Rule 144 under the Securities Act ("Rule 144"), an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. Such shares are unrestricted as a result of being issued pursuant to rule

504 of Regulation D promulgated under the Securities Act ("Rule 504") prior to recent amendments to such rule that now make shares issued under Rule 504 restricted securities. The remaining shares of common stock outstanding are "restricted securities" under the Securities Act and may be sold in the public market upon the expiration of the holding periods under Rule 144, described below, subject to the volume, manner of sale, and other limitations of Rule 144.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate", is entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

         1% of the then outstanding shares of our common stock (approximately 141,203 shares); or

         the average weekly trading volume during the four calendar weeks preceding filing of notice of the sale of shares of common stock.

Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the company. A stockholder who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, or public information requirements.

In addition, as of October 5, 2000, there were outstanding warrants to purchase 1,017,500 shares of our common stock and notes convertible into 4,541,000 shares of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of outstanding warrants and the conversion of notes) in the public market in the future could adversely affect the market price of the our common stock. These sales may also make it more difficult for us to sell equity or equity related securities in the future at a time and price that the we believe is appropriate.

We have 311 holders of record of our common stock. We have not paid any dividends on our common stock and intend to retain all earnings for use in our operations and to finance the development and the expansion of our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. The payment of dividends is within the discretion of our Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and our operating and financial condition, among other factors.

ITEM 2. LEGAL PROCEEDINGS

We are currently not a party to any material litigation which is not incidental to the ordinary course of our business and operations.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

EQUITY

ATI originally had two shareholders: ATI issued 930,000 shares of founder's stock to James Kern for a purchase price of $2,000 on July 1, 1998; and 70,000 shares of founder's stock to Greg Ruybal for $200 on July 1, 1998. Then, between late July and early October of 1998, ATI issued an aggregate of 1,400,000 shares to 22 shareholders at a purchase price of $500 for 20,000 shares. These issuances occurred prior to the time that our present management was affiliated with ATI, but we believe that all of these issuances were conducted pursuant to
Section 4(2) of the Securities Act and the corresponding sections of Colorado securities law.

In March of 1999, our current Chairman of the Board of Directors, Mr. Wedel, and Wheatear Corporation, began searching for a shell company with publicly trading shares. Stone Pine, an investment advisory group, assisted Mr. Wedel and Wheatear Corporation to locate ATI and find investors to make capital investments. Mr. Wedel and Wheatear Corporation executed a stock purchase agreement with the prior shareholders of ATI and purchased 1,450,000 of the 1,500,000 issued and outstanding shares of ATI for a purchase price of $225,000. Stone Pine introduced six investors to Mr. Wedel and Wheatear Corporation who provided an aggregate capital investment of $200,000 to purchase ATI. These six investors were issued ATI common stock in consideration for their capital contributions in reliance on various Securities Act offering exemptions, all as described below. Upon purchasing the common stock of ATI, Mr. Wedel and Wheatear Corporation retired all of the purchased shares of ATI to treasury and then within a month of closing the stock purchase, ATI issued shares to: Mr. Wedel and his family; companies owned by the controlling shareholder of Wheatear Corporation; companies owned by one of the family members of the controlling shareholder of Wheatear Corporation; Stone Pine; the six capital investors; and debt holders of ATI.

Specifically, pursuant to section 4(2) of the Act and section 11-51-308 (1)(i) of the Colorado Revised Statutes, ATI issued 5,471,300 shares of restricted stock: (i) 1,116,455 shares of restricted common stock were issued to Mr. Wedel and 17 additional shareholders who are family members, or acquaintances of Mr. Wedel in consideration for advisory services valued at $.02 a share rendered by Mr. Wedel to ATI; (ii) 1,116,445 shares of restricted stock were issued to three entities controlled by the controlling shareholder of Wheatear Corporation, and 1,116,445 shares of restricted stock were issued to three entities controlled by a family member of the controlling shareholder of Wheatear Corporation in consideration for advisory services valued at $.02 a share rendered by each of these entities to ATI; (iii) 781,520 shares of restricted stock were issued to Stone Pine in consideration for advisory services and a finder's fee valued at $.02 a share; (iv) 334,935 shares of restricted stock were issued to four investors, three of whom paid $.116 a share and one of whom paid $.23 a share; and (v) 1,005,480 shares of restricted stock were issued to four individuals and their two companies in repayment of $105,000 of debt that was owed by ATI.

ATI issued the following 4,455,000 shares in a Rule 504 offering pursuant to Regulation D of the Act: (i) 1,700,000 shares were issued to 4 shareholders, in payment for advisory services valued at $34,000 ($50 a share); (ii) 1,475,000 shares were issued to companies owned by the controlling shareholder of Wheatear Corporation, 975,000 of those shares were issued to three entities in consideration for advisory services valued at $17,500 in the aggregate, and the remaining 500,000 shares were issued to two entities in consideration for $12,000 cash; (iii) 100,000 shares were issued as finder's fees to two individuals who assisted Mr. Wedel and Wheatear Corporation to locate ATI; the value of their services was approximately $2,000; (iv) 618,860 shares were issued in the aggregate to the six investors who provided the initial capital to purchase ATI, three of whom paid $.116 per share, one of whom paid $.23 per share and two of whom paid $.53 per share; (v) Stone Pine was issued 596,140 shares in consideration for an aggregate payment of $50,000; (vi) 100,000 shares were issued to each of three holders in final repayment of $100,000 principal and interest owed by ATI; and (vii) 5,000 shares were issued to a prior shareholder of ATI who was not properly issued shares owed to him by ATI prior to the purchase of the controlling stock by Mr. Wedel and Wheatear Corporation.

Having located a shell, and having compensated investors and advisors for their efforts, ATI wanted to acquire an active business. It located IHF and entered into an Agreement and Plan of Reorganization with IHF and IHF's founding shareholders, David Rich and Philip Sergeant (the "Share Exchange"). Mr. Rich held 1,200,000 shares of IHF issued as consideration for his services valued at approximately $750,000, and Mr. Sergeant held 800,000 shares of IHF issued as consideration for his services valued at approximately $250,000. On March 31, 1999, Messrs. Rich and Sergeant exchanged their shares of IHF pursuant to the Share Exchange for 2,036,020 shares and 1,405,680 shares, respectively, of common stock of ATI, par value $.001. ATI became the sole shareholder of IHF as a result of the Share Exchange. In, March of 1999, ATI issued Mr. Rich 75,500 additional shares as payment for $36,000 in foregone salary owned him by IHF.

In March of 1999, ATI collectively issued 481,500 shares of common stock to 13 ATI shareholders in repayment of $240,750 in outstanding debt of ATI, in an offering exempt from registration under Section 4(2) of the Securities Act.

On or before April 7, 1999, ATI issued 700,300 shares of common stock in a Regulation D Rule 504 offering to 27 shareholders for $1.00 a share.

All shares issued by ATI under Rule 504 of Regulation D were "free trading" shares, except that stock issued to our affiliates is subject to resale restrictions under Rule 144. All other shares issued by ATI were restricted shares. We did not pay any underwriting commissions in connection with any of the above described share issuances.

DEBT

On April 4, 2000, our Board of Directors authorized us, and we borrowed, $300,000 from accredited investors to whom we issued 8% notes, convertible into our common stock at $.10 per share at any time during the one year from the date of issuance of the notes or at such earlier time as the notes are in default. The notes mature in one year. Eighteen investors purchased notes ranging in principal amounts from $2,000 to $104,250, including our current directors Mr. Sym-Smith and Mr. Ganio.

We have borrowed from Stone Pine Venture Lending various amounts since August 22,1999, and in June of 2000, all of our prior indebtedness to Stone Pine was replaced and superceded by three new notes made by us as of June 1, 2000 and our issuance of 770,000 shares of common stock to Stone Pine. The shares were issued at $.50 per share, which sum was paid by Stone Pine's cancellation of $385,000 in then outstanding debt. The three notes made by us are as follows: one note in the principal amount of $375,000; one note in the principal amount of $302,500 and one note in the principal amount of $82,500. Each of these notes is for a one year term, is convertible into our shares of common stock at $1.00 a share and bears interest at 10% per annum, payable quarterly. As further consideration for the issuance of these notes, Stone Pine has warrants for 533,000 shares at a purchase price of $1.00 and 384,500 warrants at a purchase price of $2.00. Both warrants are for a term of five years, which commenced June 1, 2000.

On July 2, 1999, we issued a six month term note in the principal amount of $50,000 bearing interest at 15 % to E. C. Money Fund. This note went into default effective January 1, 2000. On June 1, 2000, we issued an amended note in the principal amount of $59,000 to E.C. Money Fund. This amended note has a six month term and bears interest at the rate of 10%. This note is convertible to common stock at $2 a share for the term of the note. In consideration for the extension of time to repay our outstanding debt to E.C. Money Fund, we have agreed to issue E.C. Money Fund 53,000 shares of common stock on December 1, 2000.

On July 15, 1999, we issued a six month term note in the principal amount of $100,000 bearing interest at 15% to Eurostar. This note went into default effective year 2000. On June 1, 2000, we issued an amended note in the principal amount of $118,000 to Eurostar. This note has a six month term and bears interest at the rate of 10%. This note is convertible into common stock at $2.00 a share for the term of the note. In consideration for the extension of time to repay our outstanding debt to Eurostar, we have agreed to issue Eurostar 200,000 shares of common stock on December 1, 2000.

On July 22, 2000 we issued a note in the principal amount of $262,200 bearing interest at 8% to Mr. Ian Sym-Smith. This note is convertible into 524,000 shares of common stock at $.50 a share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have authority under Title 7, Article 109 of the Colorado Business Corporation Act to indemnify our directors and officers to the extent provided in such statute. The provisions of the Colorado Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Colorado law. In addition, each of our directors will be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for our best interests, in a proceeding by or in our right to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor is IHI aware of any threatened litigation that may result in claim for indemnification by any officer or director.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report for period ended June 30, 2000                       F-1

CONSOLIDATED FINANCIAL STATEMENTS - June 30, 2000

         Consolidated Balance Sheets as of June 30, 2000                          F-2

         Consolidated Statements of Operations for the Six Months
         Ended June 30, 2000                                                      F-3

         Consolidated Statements of Stockholder's Deficit for the Six Months
         Ended June 30, 2000                                                      F-5

         Consolidated Statement of Cash Flows for the Six Months Ended
         June 30, 2000                                                            F-6

NOTES TO FINANCIAL STATEMENTS FOR PERIOD ENDED JUNE 30, 2000                      F-7

INDEPENDENT AUDITOR'S REPORT FOR PERIOD ENDED JUNE 30, 1999                       F-16

CONSOLIDATED FINANCIAL STATEMENTS - June 30, 1999

         Consolidated Balance Sheets as of June 30, 1999                          F-17

         Consolidated Statements of Operations for the Six Months
         Ended June 30, 1999                                                      F-18

         Consolidated Statements of Stockholder's Deficit for the Six Months
         Ended June 30, 1999                                                      F-20

         Consolidated Statement of Cash Flows for the Six Months Ended
         June 30, 1999                                                            F-21

NOTES TO FINANCIAL STATEMENTS FOR YEAR
ENDED DECEMBER 31, 1999                                                           F-22

INDEPENDENT AUDITOR'S REPORT FOR YEAR ENDED
DECEMBER 31, 2000                                                                 F-30

CONSOLIDATED FINANCIAL STATEMENTS - December 31, 1999
                                                                                  F-31
         Consolidated Balance Sheets as of December 31, 1999

         Consolidated Statements of Operations for the Year Ended
         December 31, 1999                                                        F-32

         Consolidated Statements of Stockholder's Deficit for
         Year Ended December 31, 1999                                             F-34

         Consolidated Statement of Cash Flows for the Year Ended
         December 31, 1999                                                        F-35

NOTES TO FINANCIAL STATEMENTS FOR YEAR ENDED  DECEMBER 31, 1999
                                                                                  F-36
INDEPENDENT AUDITORS REPORT FOR PERIOD ENDED DECEMBER 31, 1998
                                                                                  F-45
         Consolidated Balance Sheets as of December 31, 1998
                                                                                  F-46
         Consolidated Statement of Operations for the Six Month Period
         Ended December 31, 1998                                                  F-47

         Consolidated Statement of Stockholders' Deficit for the
         Six Month Period Ended December 31, 1998                                 F-48

         Consolidated Statement of Cash Flows
         for Six Months Ended December 31, 1998                                   F-49

NOTES TO FINANCIAL STATEMENTS FOR PERIOD
ENDED DECEMBER 31, 1998                                                           F-50


PART III

ITEM 1. INDEX TO EXHIBITS

         (2.1) Stock Purchase Agreement dated as of March, 1999 by and among Richard Wedel, Wheatear Corporation and various shareholders of Automotive Technologies, Inc.

         (2.2) Agreement and Plan of Reorganization dated as of March 31, 1999, by and among the Automotive Technologies Inc., Integrated Homes of Florida, Inc. and the shareholders of Integrated Homes of Florida, Inc.

         (3)(i) Articles of Incorporation of the Company (formerly known as Automotive Technologies Inc.), as amended.

         (3)(ii)  Bylaws of Automotive Technologies Inc.

           (9) Voting Trust Agreement, dated as of March 31, 1999, by and among the principal shareholders of Automotive Technologies, Inc., and David Rich and Philip Sergeant as Trustees.

         (10.1) Employment Agreement, dated as of March 31, 1999, by and between Automotive Technologies, Inc. and David Rich.

         (10.2) Employment Agreement, dated as of March 31, 1999, by and between Automotive Technologies, Inc. and Philip Sergeant.

         (10.3) WCI Communities Limited Partnership Construction Agreement by and between WCI Communities Limited Partnership and Integrated Homes of Florida, Inc. for work at Villa Sorento

         (10.4) WCI Communities Limited Partnership Construction Agreement by and between WCI Communities Limited Partnership and Integrated Homes of Florida, Inc. for work at Chelsea and Parkland Isles, plus additional Exhibit B

         (10.5) Technology Homes Wiring Systems Services Agreement dated November 17, 1999 by and between ARVIDA/JMB PARTNERS and Integrated Homes of Florida, Inc.

         (10.6) Kolter Homes Subcontractor Agreement dated as of October 5, 1998 by and between Integrated Homes and Kolter Homes, Inc.

           (21)   Subsidiaries of the Registrant.

         (27.1)   Financial Data Schedule (June 30, 2000)

         (27.2)   Financial Data Schedule. (December 31, 1999)

         (27.3)   Financial Data Schedule. (June 30, 1999)

         (27.2)   Financial Data Schedule (December 31, 1998)

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INTEGRATED HOMES, INC.




DATE: October 13, 2000                      By: /s/ DAVID RICH
                                                --------------------------------
                                                DAVID RICH
                                                TITLE: CHIEF EXECUTIVE OFFICER

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Integrated Homes, Inc.

We have audited the accompanying consolidated balance sheet of Integrated Homes, Inc. as of June 30, 2000, and the related statements of operations, stockholders' deficit, and cash flows for the period January 1, 2000 through June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Homes, Inc. as of June 30, 2000, and the results of its operations and its cash flows for the period January 1, 2000 through June 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Integrated Homes, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net working capital deficiency raises substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

IRA WORTHMAN, CPA




August 26, 2000

                             INTEGRATED HOMES, INC.

                                 BALANCE SHEETS
                                  JUNE 30, 2000


ASSETS

Current assets:
Cash and cash equivalents .....................................................         $    16,201
Accounts receivable ...........................................................           1,667,888
Inventories ...................................................................             201,539
                                                                                        -----------
Total current assets ..........................................................           1,885,628

Property and equipment, net ...................................................             143,274
                                                                                        -----------

Total assets ..................................................................         $ 2,028,902
                                                                                        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable ..............................................................         $   210,231
Accrued expenses ..............................................................             800,942
Loan payable to affiliates ....................................................             252,266
Notes payable .................................................................           1,499,000
Deferred revenue ..............................................................           1,260,000
                                                                                        -----------
Total current liabilities .....................................................           4,022,439

Stockholders' Equity (deficit):

Common stock, no par value, 14,670,300 shares authorized and issued and outstanding of which 9,570,000 shares
     are restricted at December 31, 1999 ......................................                   0
Additional paid-in capital ....................................................           1,197,500
Accumulated deficit ...........................................................          (3,191,037)
                                                                                        -----------
Total stockholders' equity (deficit) ..........................................          (1,993,537)
                                                                                        -----------
Total liabilities and stockholders' equity (deficit) ..........................         $ 2,028,902
                                                                                        ===========

         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       FOR THE PERIOD ENDING JUNE 30, 2000

Revenue

Product sales .....................         $   776,460
                                            -----------
Total revenue .....................             776,460
                                            -----------

Cost and expenses

Cost of product sold ..............             313,644
Cost of labor .....................             370,396
Selling, general and administrative             520,735
Product Development ...............             759,000
Total costs and expenses ..........           1,963,775
                                            -----------

Loss from operations ..............          (1,187,315)

Other Income (Expense)

Interest income ...................                   0
Interest expense ..................             (10,605)
                                            -----------

Net Loss ..........................         ($1,197,920)
                                            ===========


         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       FOR THE PERIOD ENDING JUNE 30, 2000

SELLING, GENERAL AND ADMINISTRATIVE
Advertising .........................................       $ 16,341
Travel and entertainment ............................         23,438
Bank charges ........................................          4,168
Miscellaneous .......................................         17,252
Professional fees ...................................         35,265
Depreciation expense ................................         17,500
Dues and subscriptions ..............................            445
Equipment lease .....................................          5,670
Insurance ...........................................         72,777
License and permits .................................         29,876
Postage and delivery ................................          4,708
Printing ............................................          4,232
Rental ..............................................         56,186
Repairs and maintenance .............................          1,330
Professional fees ...................................         49,860
Telephone ...........................................         38,904
Utilities ...........................................          5,936
Supplies ............................................          9,694
Human Resources .....................................         10,590
Salaries and wages ..................................        104,039
Payroll taxes .......................................          9,300
Employee training ...................................          2,800
Sanitation ..........................................            424
                                                            --------

Selling, General and Administrative .................       $520,735
                                                            ========

         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME
                                  JUNE 30, 2000

                                                                                 RETAINED
                                        COMMON STOCK             ADDITIONAL       EARNINGS          TOTAL
                                    ----------------------         PAID-IN     (ACCUMULATED      STOCKHOLDERS'
                                    # SHARES        AMOUNT         CAPITAL         DEFICIT)     EQUITY(DEFICIT)
                                    --------        ------         -------     ------------     ---------------
Balance at December 31, 1998       1,500,000               0               0        (563,029)        (563,029)

Issuance of common stock
  pursuant to share exchange
  agreement ................      13,170,300               0         704,000               0          704,000

Net loss for the period
  ending December 31, 1999..                                                      (1,430,088)      (1,430,088)
                                  ----------      ----------      ----------      ----------       ----------

Balance at December 31, 1999      14,670,300               0         704,000      (1,993,117)      (1,289,117)
                                  ==========      ==========      ==========      ==========       ==========

Additional paid-in capital .               0               0         493,500               0          493,500

Net loss for the period
  ending June 30, 2000 .....               0               0               0      (1,197,920)      (1,197,920)
                                  ----------      ----------      ----------      ----------       ----------

Balance at June 30, 2000 ...      14,670,300               0       1,197,500      (3,191,037)      (1,993,537)
                                  ==========      ==========      ==========      ==========       ==========












         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  JUNE 30, 2000



CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss................................................................   $(1,197,920)
Adjustments to reconcile net loss to net cash used in operations:
     Depreciation ...........................................................        17,500
                                                                                -----------
         Subtotal ...........................................................    (1,180,420)
                                                                                -----------

Changes in operating assets and liabilities:
     Increase in accounts receivable ........................................      (193,467)
     Decrease in deferred revenue ...........................................      (140,000)
     Increase in inventories ................................................       (22,202)
     Increase in accounts payable ...........................................      (190,806)
     Increase in accrued expenses ...........................................       625,735
                                                                                -----------
         Total adjustments ..................................................        79,260
                                                                                -----------
NET CASH USED IN OPERATING ACTIVITIES .......................................    (1,101,160)
                                                                                -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures ...................................................             0
                                                                                -----------
NET CASH FLOWS USED IN INVESTING ACTIVITIES .................................             0
                                                                                -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from notes payable and loan guarantee from affiliates .........       618,183
     Proceeds from paid-in-capital ..........................................       493,500
                                                                                -----------
NET CASH FLOWS FROM FINANCING ACTIVITIES ....................................     1,111,683
                                                                                -----------
NET INCREASE IN CASH ........................................................        10,523

CASH B Beginning of Period ..................................................         5,678
                                                                                -----------
CASH B End of Period ........................................................   $    16,201
                                                                                ===========

















         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

A.     NATURE OF BUSINESS

       Integrated Homes, Inc. (the "Company") is a holding company whose primary operations are through Integrated Homes of Florida, Inc. ("IHF"), a wholly-owned subsidiary. IHF was founded in the State of Florida on June 1, 1998 by Philip Sergeant and David Rich. IHF was formed with the objective of developing community-wide, broad-band networks in "Master Planned Residential Communities" for the new community development and construction industry. IHF specializes in furnishing new homes with infrastructures and the equipment and services necessary to give homeowners improved access to an ever-increasing scope of entertainment, education and communication services, including those being developed "on-line".

       The Company's headquarters are located at 1801 Clint Moore Road, Suite 204, Boca Raton, Florida 33487.

       The Company was incorporated on November 13, 1997, under the name of Automotive Technologies, Inc. ("ATI"), under the laws of the State of Colorado, and is in the early development stage of its business. Pursuant to an Agreement and Plan of Reorganization dated March 31, 1999 (the "Agreement"), by and among ATI, IHF and the shareholders of IHF (the "Shareholders"), the Shareholders exchanged all of the common stock of IHF in return for 3,441,700 shares of common stock of ATI. IHF became a wholly-owned subsidiary of ATI. (The directors of ATI were replaced by Philip Sergeant, David Rich and Richard D. Wedel. On May 21, 1999, the Board of Directors authorized and approved changing the corporate name to Integrated Homes, Inc.).

       The primary operations of the Company are through IHF, its wholly-owned subsidiary. The Company had no significant operating history prior to the Share Exchange. Since its inception, the Company has engaged primarily in the development of its business. The Company's viability, profitability and growth depend upon successful establishment of its products and services within the new home construction industry, which cannot be assured. The prospects for the Company's success must be considered in light of the risks, expenses and difficulties often encountered in the establishment of a new startup business.

       To date, the Company has not had adequate operating revenues to develop and implement its business plan, and while current orders for its products and services are high, the Company does not believe that its short-term significant growth will come from increases in the revenues generated by such orders, but rather from an accumulation of such orders. The Company anticipates that it will continue to incur costs in connection with the development and implementation of its business plan, however, there can be no assurance as to when the Company will be able to achieve sufficient revenues to offset these costs.

       The Company's current business consists of installing low voltage wiring in new homes, selling packages of consumer electronic products to the homeowners, and to a much lesser extent, providing security monitoring services. The Company sells its wiring installation services by contracts with the home developer, and the Company derives only minimal revenues from homeowners. The Company's present business and its planned expansion are based on the wiring it installs in the walls of new homes to accommodate the distribution of broadband, low voltage services through the home.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

A.     NATURE OF BUSINESS (continued)

       The Company's sales of packaged consumer electronic equipment targets homeowners during the home construction stage, involving itself directly with homeowners during the "option selection" process. The Company offers homeowners systems and equipment which connect to the low voltage wiring that the Company installs and which the Company believes will enhance their lifestyle; these include security system and consumer electronic upgrades, satellite television dishes, home theater equipment, telephone systems, lighting controls, intercoms, distributed audio packages, cable modems and simple home management systems. The Company offers homeowners these products as a package or as individual options/upgrades for the new home. The Company offers homeowners the ability to finance these purchases as part of their new home mortgage. The Company believes that marketing its products to homeowners at the construction stage offers the consumer an opportunity to "future proof" their home with a wide range of items that may be difficult to buy and install in the home after it is built. Currently, IHF has several existing contracts with developers and homeowners to provide its package of products and services to approximately 12,415 homes. Additionally, the Company currently receives recurring revenue from monitoring of security and alarm systems.

       The sale and installation of these products for homeowners paves the way for the next phase of the Company's business plan: provision of the recurring services associated with such products. The Company believes that this phase of its business plan will create an ongoing stream of revenues from the communities it has wired and equipped. The Company anticipates that a significant source of future revenue opportunities will arise from providing CATV, local telephone and long distance services, DSS (satellite TV) and broad band Internet services. Another stream of revenue is expected from equipment service and maintenance plans. The Company is developing this business plan in a laboratory, but will require substantial additional capital to implement this plan.

       The Company's business plans for future expansion are driven by a "Connected Communities" concept in which the Company links the homes in a development to each other and to a private central computerized network through the installation of a fiber optic network. In this phase of its business plan, the Company will seek to provide community-wide enhancement systems through a fiber optic "backbone" within the communities themselves. These systems are integrated in "master planned" communities and act as sophisticated networks which electronically connect the community through a basic infrastructure of common services which provide community-wide control and information systems. This network will link the homes of the community to each other during construction, and enable the Company to provide enhanced communications, entertainment, security, and other services to the community and each home. This system allows homeowners to connect to a community "Intranet", provides the community visibility, controls access to the community, provides access to concierge services and many other benefits. These benefits include services which connect the "Connected Communities" to the outside world. Through the community "Intranet" homeowners enjoy enhanced access to the following services: (i) local and long distance telephone services; (ii) CATV services; (iii) satellite television and DSS services; (iv) provision of Internet service at various access speeds; (v) community and regional visibility; and (vi) "Extranet" services.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION: The Company's financial statements have been presented on a basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company intends to seek additional equity capital through additional equity offerings to adequately fund operations, working capital demands, and growth plans.

       The Company has a working capital deficiency of $2,136,811 as of June 30, 2000. Accordingly, continued existence is dependent upon the Company's ability to resolve its liquidity problem, principally by obtaining additional equity capital or debt financing, neither of which can be assured.

       PRINCIPLES OF CONSOLIDATION: The financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany transactions have been eliminated.

       REVENUES: Revenues from contracts to install wiring and home technology products are recognized using the "percentage-of-completion method", recognizing revenue relative to the proportionate progress of such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.

       INVENTORIES: Inventories consist of various wiring products and audio, video and computer products used in contractor showrooms or in model homes as marketing tools. These inventories will be sold as the product lines change or as model homes are sold to close out residential developments. The Company's management believes it will not sell inventories below cost.

       INCOME TAXES: Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

       FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

       IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At June 30, 2000, the Company believes that there has been no impairment of its long-lived assets.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       COMPREHENSIVE INCOME: The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income". Comprehensive income is comprised of net loss and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distribution stockholders. For the period ended June 30, 2000, the Company had deemed comprehensive income to be negligible.

       RESEARCH AND DEVELOPMENT: Research and developments costs are expensed as incurred. These costs primarily consist of costs incurred and fees paid for the development of the Company's business plan, including costs for equipment, hardware and software.

       EARNINGS (LOSS) PER SHARE: The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net loss per share is based on the weighted average number of shares outstanding. Potential common shares included in the computation are not presented in the financial statements as their effect would be anti-dilutive.

       USE OF ESTIMATES AND ASSUMPTIONS IN THE PREPARATION OF FINANCIAL
       STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the following: (1) the reported amounts of assets and liabilities, (2) the disclosure of contingent assets and liabilities at the dates of the financial statements and (3) the reported amounts of the revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       CONCENTRATION OF CREDIT RISK: The Company has no significant off balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with financial institutions. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of the cash and cash equivalents, marketable securities and trade accounts receivable. The Company places its cash, cash equivalents, and marketable securities with high credit quality financial institutions.

       Revenues from significant customers are as follows:

                            Customer A                          44%
                            Customer B                          33%
                            Customer C                          10%

       PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. The building has an estimated useful life of thirty years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       BASIC AND FULLY DILUTED NET LOSS PER COMMON SHARE: Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed conversion of preferred stock and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method. For the six month period ended June 30, 2000, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period.

       OTHER: In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The company expects no immediate impact from SFAS No. 133 as it currently has no derivatives.

       In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which is effective no later than the quarter ending March 31, 2000. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 in the first quarter of 2000 and is presently evaluating the impact of the adoption of this new standard; however, it is not expected to have a material impact on the Company's financial position and results of operations.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

C.     COMMITMENTS

       The Company leases certain office and warehouse space, and equipment under operating leases commencing June 2000. These leases expire up to and through May 2004.

                                               SQUARE                                                  MONTHLY
       LESSOR                                  FOOTAGE        TERMS          INCEPTION DATE            PAYMENT
       ------                                  -------        -----          --------------            -------
       Liberty Property Trust                  4,300 SF       60 months           6/12/99            $ 7,158.35
       Davie Plaza Limited Partnership         3,100 SF       36 months           2/1/00             $ 3,349.40

       Minimum rental commitments as of June 30, 2000 are as follows:

                                    2000                      $47,415
                                    2001                      $90,764
                                    2002                      $89,150
                                    2003                      $90,947

       The Company has an employment agreement with its Chief Executive Officer for a term through February 2004. It provides for an annual salary of $110,000 with annual increases determined by the Board of Directors. The Company's employment agreement with the individual who serves as both the President and the Director of Marketing is for a term through February 2004 and provides for an annual salary of $102,500 with annual increases determined by the Board of Directors. Each agreement has bonus payments of up to 35% of the annual salary based upon certain performance milestones. The Company also has an employment agreement with Hendrik Horn, Jr, a licensed electrician.




D.     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

       Cash, cash equivalents and marketable securities consist of the following at June 30, 2000:

       Cash and Cash Equivalents:

           Cash and money market funds                            $16,201
                                                                  -------
       Total Cash and Cash Equivalents                            $16,201
                                                                  =======

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

E.     ACCOUNTS RECEIVABLE

       The Company's trade receivables in 2000 primarily represent amounts due to the Company from customers for its contracted products which consist of developers of large residential communities. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts related to accounts receivable was $0 at June 30, 2000.

       Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

                            Customer A                              24%
                            Customer B                              49%
                            Customer C                              14%

F.     INVENTORIES

       Inventories consist of the following at June 30, 2000:

                            Finished Goods                     $201,539
                                                               ========

G.     PROPERTY AND EQUIPMENT

       Property and equipment consist of the following at June 30, 2000:

           Furniture and fixtures                             $    61,285
           Computer equipment                                     122,830
           Office equipment                                        10,412
                                                              -----------
           Total fixed assets                                     194,527
           Accumulated depreciation and amortization              (51,253)
                                                               -----------
           Net property and equipment                          $  143,274
                                                               ==========

       Depreciation expense was $17,500 for the year ended June 30, 2000.

H.     ACCOUNTS PAYABLE AND ACCRUED EXPENSES

       Included in accounts payable and accrued expenses is $800,942 of taxes payable.

I.     RELATED PARTY TRANSACTIONS

       The Company has loans payable to related parties in the amount of $252,266. The Company has also entered into loan transactions with a major stockholder, which aggregated to $760,000 as of June 30, 2000.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

J.     LOANS PAYABLE

       Loans payable consists of the following:

       Loan payable to related parties (See Note I)            $ 204,966

       Loan payable due on demand with interest rates
         ranging from 0% to approximately 20.00%                  47,300
                                                              ----------
                                                                $252,266
                                                              ==========

K.     INCOME TAXES

       The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

       The provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income
       (loss) before provision for income taxes. The reconciliation is as follows:

           Taxes computed at statutory rate                       $(407,292)
           Income tax benefit not utilized                          407,292
                                                                  ---------
           Net income tax benefit                                 $       0
                                                                  =========

       The Company has a net operating loss carryforwards for tax purposes totaling approximately $3,191,037 at June 30, 2000 expiring in the year 2015.

       Listed below are the tax effects of the items related to the Company's net tax liability:

           Tax benefit of net operating loss carryforward       $ 845,592
           Expenses not currently deductible
             for income tax purposes                                    0
                                                                ---------
           Total                                                  845,592
           Valuation allowance                                   (845,592)
                                                                ---------
           Net deferred tax asset recorded                      $       0
                                                                =========

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

L.     NOTES PAYABLE

       At June 30, 2000 the Company had notes payable amounting to $1,499,000.

                                                                                           AMOUNT
                                                                                           ------
       Money Fund:
                           A 10% interest bearing note convertible into 53,000
                           restricted shares on 12/1/00 at $2 per share                $   59,000

       Financing Company:
                           10% interest bearing note convertible into 200,000
                           restricted shares on 12/1/00 at $2 per share                   118,000

       Private Investor:
                           8% interest bearing note convertible into 524,000
                           restricted shares on 6/21/01 at $.50 per share                 262,000

       Private Investors:
                           8% interest bearing notes convertible into 3,000,000
                           restricted shares on 4/15/01 at $.10 per share                 300,000

       Venture Capital Lending Company:
                           10% interest bearing notes                                     760,000
                                                                                      -----------
       Total                                                                           $1,499,000
                                                                                       ==========




M.     DEFERRED REVENUES

       Deferred revenues represent revenue contracts signed with customers, however, the contracts are not completed as of June 30, 2000. Company recognizes revenue on the percentage of completion method of accounting for construction contracts.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Integrated Homes, Inc.

We have audited the accompanying consolidated balance sheet of Integrated Homes, Inc. as of June 30, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the period January 1, 1999 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Homes, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the period January 1, 1999 through June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Integrated Homes, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net working capital deficiency raises substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

IRA WORTHMAN, CPA

August 31, 1999

                             INTEGRATED HOMES, INC.

                                 BALANCE SHEETS
                                  JUNE 30, 1999

ASSETS

Current assets:
Cash and cash equivalents ...................................................     $     6,125
Accounts receivable .........................................................          77,538
Inventories .................................................................          80,713
                                                                                  -----------
Total current assets ........................................................         164,376

Property and equipment, net .................................................         120,086
                                                                                  -----------

Total assets ................................................................     $   284,462
                                                                                  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable.............................................................     $   373,057
Accrued expenses ............................................................          89,245
Loan payable to affiliates ..................................................         229,333
                                                                                  -----------
Total current liabilities ...................................................         691,635

Stockholders' Equity (deficit):

Common stock, no par value, 14,670,300 shares authorized and issued and outstanding of which 9,570,000 shares
     are restricted at December 31, 1999 ....................................               0
Additional paid-in capital ..................................................         704,000
Accumulated deficit .........................................................      (1,111,173)
                                                                                  -----------
Total stockholders' equity (deficit) ........................................        (407,173)
                                                                                  -----------
Total liabilities and stockholders' equity (equity)..........................     $   284,462
                                                                                  ===========


         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  JUNE 30, 1999

Revenue
Product sales ...............................      $ 231,539
                                                   ---------
Total revenue ...............................        231,539
                                                   ---------

Cost and expenses
Cost of product sold ........................        201,297
Cost of labor ...............................         67,265
Cost of licence fees and royalties
Research and development
Selling, general and administrative .........        502,340
                                                   ---------
Total costs and expenses ....................        770,902
                                                   ---------

Loss from operations ........................       (539,363)

Other Income (Expense)
Interest income .............................              0
Interest expense ............................         (8,781)
                                                   ---------

Net Loss ....................................      ($548,144)
                                                   =========








         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  JUNE 30, 1999

SELLING, GENERAL AND ADMINISTRATIVE
Advertising .................................      $ 17,408
Travel and entertainment ....................        60,503
Bank charges ................................         3,577
Miscellaneous ...............................         2,250
Professional fees ...........................        23,093
Depreciation expense ........................        11,251
Dues and subscriptions ......................           426
Equipment lease .............................        10,966
Insurance ...................................        18,963
License and permits .........................        11,204
Postage and delivery ........................         2,243
Printing ....................................         5,941
Rental ......................................        37,178
Repairs and maintenance .....................         2,308
Telephone ...................................        13,065
Utilities ...................................           951
Supplies ....................................        13,654
Human Resources .............................         7,764
Salaries and wages ..........................       238,547
Payroll taxes ...............................        21,048
Employee training ...........................             0
Sanitation ..................................             0
                                                   --------
Selling, General and Administrative .........      $502,340
                                                   ========

         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME
                                  JUNE 30, 1999


                                                                                   RETAINED
                                            COMMON STOCK          ADDITIONAL      EARNINGS           TOTAL
                                        -------------------         PAID-IN     (ACCUMULATED      STOCKHOLDERS'
                                        # SHARES     AMOUNT         CAPITAL        DEFICIT)      EQUITY (DEFICIT)
                                        --------     ------         -------     -------------    ----------------
Balance at December 31, 1998       1,500,000               0               0        (563,029)        (563,029)

Issuance of common stock
pursuant to share exchange
  agreement ................      13,170,300               0         704,000               0          704,000

Net loss ...................                                                        (548,144)        (548,144)
                                  ----------        --------         -------      ----------         --------
Balance at June 30, 1999 ...      14,670,300               0         704,000      (1,111,173)        (407,173)
                                  ==========        ========         =======      ==========         ========






















         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  JUNE 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss .....................................................      $(548,144)
Adjustments to reconcile net loss to net cash used in operations:
     Depreciation .................................................         11,251
                                                                         ---------
         Subtotal .................................................       (536,893)
                                                                         ---------
Changes in operating assets and liabilities:
     Increase in accounts receivable ..............................        (60,001)
     Increase in inventories ......................................        (80,713)
     Increase in accounts payable .................................         18,047
     Increase in accrued expenses .................................          5,261
     Decrease in other payables ...................................        (41,790)
                                                                         ---------
         Total adjustments ........................................       (159,241)
                                                                         ---------
NET CASH USED IN OPERATING ACTIVITIES .............................       (696,134)
                                                                         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures .........................................       (121,129)
                                                                         ---------
NET CASH FLOWS USED IN INVESTING ACTIVITIES .......................       (121,129)
                                                                         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from paid-in capital ................................        704,000

     Proceeds from notes payable and loan guarantee from affiliates         98,833
                                                                         ---------
NET CASH FLOWS FROM FINANCING ACTIVITIES ..........................        802,833
                                                                         ---------

NET INCREASE IN CASH ..............................................        (14,430)

CASH - Beginning of Period ........................................         20,555
                                                                         ---------

CASH - End of Period ..............................................      $   6,125
                                                                         =========











         The accompanying notes are an integral part of the consolidated financial statements.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

A.     NATURE OF BUSINESS

       Integrated Homes, Inc. (the "Company") is a holding company whose primary operations are through Integrated Homes of Florida, Inc. ("IHF"), a wholly-owned subsidiary. IHF was founded in the State of Florida on June 1, 1998 by Philip Sergeant and David Rich. IHF was formed with the objective of developing community-wide, broad-band networks in "Master Planned Residential Communities" for the new community development and construction industry. IHF specializes in furnishing new homes with infrastructures and the equipment and services necessary to give homeowners improved access to an ever-increasing scope of entertainment, education and communication services, including those being developed "on-line".

       The Company's headquarters are located at 1801 Clint Moore Road, Suite 204, Boca Raton, Florida 33487.

       The Company was incorporated on November 13, 1997, under the name of Automotive Technologies, Inc. ("ATI"), under the laws of the State of Colorado, and is in the early development stage of its business. Pursuant to an Agreement and Plan of Reorganization dated March 31, 1999 (the "Agreement"), by and among ATI, IHF and the shareholders of IHF (the "Shareholders"), the Shareholders exchanged all of the common stock of IHF in return for 3,441,700 shares of common stock of ATI. IHF became a wholly-owned subsidiary of ATI. (The directors of ATI were replaced by Philip Sergeant, David Rich and Richard D. Wedel. On May 21, 1999, the Board of Directors authorized and approved changing the corporate name to Integrated Homes, Inc.).

       The primary operations of the Company are through IHF, its wholly-owned subsidiary. The Company had no significant operating history prior to the Share Exchange. Since its inception, the Company has engaged primarily in the development of its business. The Company's viability, profitability and growth depend upon successful establishment of its products and services within the new home construction industry, which cannot be assured. The prospects for the Company's success must be considered in light of the risks, expenses and difficulties often encountered in the establishment of a new startup business.

       To date, the Company has not had adequate operating revenues to develop and implement its business plan, and while current orders for its products and services are high, the Company does not believe that its short-term significant growth will come from increases in the revenues generated by such orders, but rather from an accumulation of such orders. The Company anticipates that it will continue to incur costs in connection with the development and implementation of its business plan, however, there can be no assurance as to when the Company will be able to achieve sufficient revenues to offset these costs.

       The Company's current business consists of installing low voltage wiring in new homes, selling packages of consumer electronic products to the homeowners, and to a much lesser extent, providing security monitoring services. The Company sells its wiring installation services by contracts with the home developer, and the Company derives only minimal revenues from homeowners. The Company's present business and its planned expansion are based on the wiring it installs in the walls of new homes to accommodate the distribution of broadband, low voltage services through the home.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

A.     NATURE OF BUSINESS (CONTINUED)

       The Company's sales of packaged consumer electronic equipment targets homeowners during the home construction stage, involving itself directly with homeowners during the "option selection" process. The Company offers homeowners systems and equipment which connect to the low voltage wiring that the Company installs and which the Company believes will enhance their lifestyle; these include security system and consumer electronic upgrades, satellite television dishes, home theater equipment, telephone systems, lighting controls, intercoms, distributed audio packages, cable modems and simple home management systems. The Company offers homeowners these products as a package or as individual options/upgrades for the new home. The Company offers homeowners the ability to finance these purchases as part of their new home mortgage. The Company believes that marketing its products to homeowners at the construction stage offers the consumer an opportunity to "future proof" their home with a wide range of items that may be difficult to buy and install in the home after it is built. Currently, IHF has several existing contracts with developers and homeowners to provide its package of products and services to approximately 3,000 homes. Additionally, the Company currently receives recurring revenue from monitoring of security and alarm systems.

       The sale and installation of these products for homeowners paves the way for the next phase of the Company's business plan: provision of the recurring services associated with such products. The Company believes that this phase of its business plan will create an ongoing stream of revenues from the communities it has wired and equipped. The Company anticipates that a significant source of future revenue opportunities will arise from providing CATV, local telephone and long distance services, DSS (satellite TV) and broad band Internet services. Another stream of revenue is expected from equipment service and maintenance plans. The Company is developing this business plan in a laboratory, but will require substantial additional capital to implement this plan.

       The Company's business plans for future expansion are driven by a "Connected Communities" concept in which the Company links the homes in a development to each other and to a private central computerized network through the installation of a fiber optic network. In this phase of its business plan, the Company will seek to provide community-wide enhancement systems through a fiber optic "backbone" within the communities themselves. These systems are integrated in "master planned" communities and act as sophisticated networks which electronically connect the community through a basic infrastructure of common services which provide community-wide control and information systems. This network will link the homes of the community to each other during construction, and enable the Company to provide enhanced communications, entertainment, security, and other services to the community and each home. This system allows homeowners to connect to a community "Intranet", provides the community visibility, controls access to the community, provides access to concierge services and many other benefits. These benefits include services which connect the "Connected Communities" to the outside world. Through the community "Intranet" homeowners enjoy enhanced access to the following services: (i) local and long distance telephone services; (ii) CATV services; (iii) satellite television and DSS services; (iv) provision of Internet service at various access speeds; (v) community and regional visibility; and (vi) "Extranet" services.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION: The Company's financial statements have been presented on a basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company intends to seek additional equity capital through additional equity offerings to adequately fund operations, working capital demands, and growth plans.

       The Company has a working capital deficiency of $527,259 as of June 30, 1999. Accordingly, continued existence is dependent upon the Company's ability to resolve its liquidity problem, principally by obtaining additional equity capital or debt financing, neither of which can be assured.

       PRINCIPLES OF CONSOLIDATION: The financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany transactions have been eliminated.

       REVENUES: Revenues from contracts to install wiring and home technology products are recognized using the "percentage-of-completion method", recognizing revenue relative to the proportionate progress of such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.

       INVENTORIES: Inventories consist of audio, video and computer products used in contractor showrooms or in model homes as marketing tools. These inventories will be sold as the product lines change or as model homes are sold to close out residential developments. The Company's management believes it will not sell inventories below cost.

       INCOME TAXES: Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

       FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

       IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At June 30, 1999, the Company believes that there has been no impairment of its long-lived assets.

       COMPREHENSIVE INCOME: The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income". Comprehensive income is comprised of net loss and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distribution stockholders. For the period ended June 30, 1999, the Company had deemed comprehensive income to be negligible.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       RESEARCH AND DEVELOPMENT: Research and developments costs are expensed as incurred. These costs primarily consist of costs incurred and fees paid for the development of the Company's business plan, including costs for equipment, hardware and software.

       EARNINGS (LOSS) PER SHARE: The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net loss per share is based on the weighted average number of shares outstanding. Potential common shares included in the computation are not presented in the financial statements as their effect would be anti-dilutive.

       USE OF ESTIMATES AND ASSUMPTIONS IN THE PREPARATION OF FINANCIAL
       STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the following: (1) the reported amounts of assets and liabilities, (2) the disclosure of contingent assets and liabilities at the dates of the financial statements and (3) the reported amounts of the revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       CONCENTRATION OF CREDIT RISK: The Company has no significant off balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with financial institutions. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of the cash and cash equivalents, marketable securities and trade accounts receivable. The Company places its cash, cash equivalents, and marketable securities with high credit quality financial institutions.

       Revenues from significant customers are as follows:

                            Customer A                           63%
                            Customer B                           36%

       PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. The building has an estimated useful life of thirty years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       BASIC AND FULLY DILUTED NET LOSS PER COMMON SHARE: Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed conversion of preferred stock and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method. For the period ended June 30, 1999, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period.

       OTHER: In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The company expects no immediate impact from SFAS No. 133 as it currently has no derivatives.

       In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which is effective no later than the quarter ending March 31, 2000. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 in the first quarter of 2000 and is presently evaluating the impact of the adoption of this new standard; however, it is not expected to have a material impact on the Company's financial position and results of operations.

C.     COMMITMENTS

       The Company leases certain office and warehouse space, and equipment under operating leases commencing May 1999. These leases expire up to and through May 2003.

                                               SQUARE                                                  MONTHLY
       LESSOR                                  FOOTAGE        TERMS          INCEPTION DATE            PAYMENT
       ------                                  -------        -----          --------------            -------
       A.P. DeSalvo                            400 SF         1 year              5/3/99             $   424.00
       Liberty Property Trust                  4,300 SF       60 months           6/12/99            $ 7,158.35



                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

C.     COMMITMENTS (continued)

       Minimum rental commitments are as follows:

                                    1999                      $49,169
                                    2000                      $94,290
                                    2001                      $90,764
                                    2002                      $89,150
                                    2003                      $90,947

       The Company has entered into two employment agreements. The agreement with its Chief Executive Officer is for a term through February 2004. It provides for an annual salary of $110,000 with annual increases determined by the Board of Directors. The agreement with the individual who serves as both President and Director of Marketing is for a term through February 2004 and provides for an annual salary of $102,500 with annual increases determined by the Board of Directors. Each agreement has bonus payments of up to 35% of the annual salary based upon certain performance milestones.

D.     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

       Cash, cash equivalents and marketable securities consist of the following at June 30, 1999:

       Cash and Cash Equivalents:

           Cash and money market funds                      $ 6,125
                                                            -------
       Total Cash and Cash Equivalents                      $ 6,125
                                                            =======

E.     ACCOUNTS RECEIVABLE

       Integrated Homes' trade receivables in 1999 primarily represent amounts due to the Company from customers for its contracted products. Integrated Homes performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts related to accounts receivable was $0 at June 30, 1999.

       Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

                            Customer A                         60%

F.     INVENTORIES

       Inventories consist of the following at June 30, 1999:

                            Finished Goods                 $80,713
                                                           =======

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

G.     PROPERTY AND EQUIPMENT

       Property and equipment consist of the following at December 31, 1999:

           Furniture and fixtures                            $  61,285
           Computer equipment                                   70,891
           Office equipment                                     10,412
                                                             ---------
           Total fixed assets                                  142,588
           Accumulated depreciation and amortization           (22,502)
                                                             ----------
           Net property and equipment                        $ 120,086
                                                             =========

       Depreciation expense was $11,251 for the year ended December 31, 1999.

H.     ACCOUNTS PAYABLE

       Included in accounts payable is $132,428 of taxes payable.

I.     RELATED PARTY TRANSACTIONS

       The Company has loans payable to related parties in the amount of $229,333. (See Note J)

J.     LOAN PAYABLE

       Loan payable consists of the following:

       Loan payable to related parties (See Note I)          $ 186,333

       Loan payable due on demand with interest rates
       ranging from 0% to approximately 20.00%                  43,000
                                                             ---------
                                                             $ 229,333
                                                             =========

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

K.     INCOME TAXES

       The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

       The provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income
       (loss) before provision for income taxes. The reconciliation is as follows:

           Taxes computed at statutory rate                    $ (186,369)
           Income tax benefit not utilized                        186,369
                                                               ----------
           Net income tax benefit                              $        0
                                                               ==========

       The Company has a net operating loss carryforwards for tax purposes totaling approximately $1,111,173 at June 30, 1999 expiring in the year 2014.

       Listed below are the tax effects of the items related to the Company's net tax liability:

           Tax benefit of net operating loss carryforward        $  377,799
           Expenses not currently deductible
           for income tax purposes                                        0
                                                                 ----------
           Total                                                    377,799
           Valuation allowance                                     (377,799)
                                                                 -----------
           Net deferred tax asset recorded                       $        0
                                                                 ==========

                        REPORT OF INDEPENDENT ACCOUNTANTS

             To the Board of Directors and Stockholders of Integrated Homes, Inc.

             We have audited the accompanying consolidated balance sheet of Integrated Homes, Inc. as of December 31, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the period January 1, 1999 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

             We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Homes, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period January 1, 1999 through December 31, 1999, in conformity with generally accepted accounting principles.

             The accompanying financial statements have been prepared assuming that Integrated Homes, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net working capital deficiency raises substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

             IRA WORTHMAN, CPA

             June 16, 2000

                             INTEGRATED HOMES, INC.

                                 BALANCE SHEETS
                                DECEMBER 31, 1999

ASSETS

Current assets:
Cash and cash equivalents ...................      $     5,678
Accounts receivable .........................        1,474,421
Inventories .................................          179,337
                                                   -----------
Total current assets ........................        1,659,436

Property and equipment, net .................          160,774
                                                   -----------

Total assets ................................      $ 1,820,210
                                                   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
(DEFICIT)

Current liabilities:
Accounts payable ............................      $   401,037
Accrued expenses ............................          175,207
Loan payable to affiliates ..................          229,333
Notes payable ...............................          903,750
Deferred revenue ............................        1,400,000
                                                   -----------
Total current liabilities ...................        3,109,327

Stockholders' Equity (deficit):
Common stock, no par value,
  14,670,300 shares authorized
  and issued and outstanding
  of which 9,570,000 shares
  are restricted at
  December 31, 1999 .........................                0
Additional paid-in capital ..................          704,000
Accumulated deficit .........................       (1,993,117)
                                                   -----------
Total stockholders' equity
  (deficit) .................................       (1,289,117)
                                                   -----------
Total liabilities and
  stockholders' equity
  (equity) ..................................      $ 1,820,210
                                                   ===========














                   The accompanying notes are an integral part
                          of the consolidated financial
                                   statements.

                             INTEGRATED HOMES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                DECEMBER 31, 1999

Revenue
Product sales ...............................      $   941,782
                                                   -----------
Total revenue ...............................          941,782
                                                   -----------

Cost and expenses

Cost of product sold ........................          562,503
Cost of labor ...............................          291,269
Cost of licence fees and royalties

Research and development

Selling, general and administrative .........        1,496,889
                                                   -----------
Total costs and expenses ....................        2,350,661
                                                   -----------
Loss from operations ........................       (1,408,879)

Other Income (Expense)

Interest income .............................                0
Interest expense ............................           21,209
                                                   -----------
Net Loss ....................................      ($1,430,088)
                                                   ===========

                   The accompanying notes are an integral part
                          of the consolidated financial
                                   statements.

                             INTEGRATED HOMES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                DECEMBER 31, 1999

SELLING, GENERAL AND ADMINISTRATIVE
Advertising .................................      $   62,732
Travel and entertainment ....................         157,970
Bank charges ................................           6,680
Miscellaneous ...............................           4,560
Professional fees ...........................         224,713
Depreciation expense ........................          22,502
Dues and subscriptions ......................           1,324
Equipment lease .............................          16,081
Insurance ...................................          52,700
License and permits .........................          31,495
Postage and delivery ........................           6,604
Printing ....................................          24,923
Rental ......................................          61,402
Repairs and maintenance .....................           7,899
Telephone ...................................          43,631
Utilities ...................................           4,391
Supplies ....................................          24,781
Human Resources .............................          77,495
Salaries and wages ..........................         588,320
Payroll taxes ...............................          72,714
Employee training ...........................           1,935
Sanitation ..................................           2,037
                                                   ----------
Selling, General and Administrative .........      $1,496,889
                                                   ==========

                   The accompanying notes are an integral part
                          of the consolidated financial
                                   statements.

                             INTEGRATED HOMES, INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME
                                DECEMBER 31, 1999

                                                                                             RETAINED
                                                   COMMON STOCK                ADDITIONAL     EARNINGS        TOTAL
                                              -------------------------         PAID-IN    (ACCUMULATED    STOCKHOLDERS'
                                              # SHARES           AMOUNT         CAPITAL      DEFICIT)     EQUITY (DEFICIT)
                                              --------           ------         -------    -------------  ----------------
Balance at December 31, 1998 .........       1,500,000               0               0        (563,029)        (563,029)

Issuance of common stock
pursuant to share exchange
agreement ............................      13,170,300               0         704,000               0          704,000

Net loss .............................               0               0               0      (1,430,088)      (1,430,088)
                                            ----------          ------         -------      ----------       ----------
Balance at December 31, 1999 .........      14,670,300               0         704,000      (1,993,117)      (1,289,117)
                                            ==========          ======         =======      ==========       ==========



                   The accompanying notes are an integral part
                          of the consolidated financial
                                   statements.

                             INTEGRATED HOMES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                DECEMBER 31, 1999

             CASH FLOWS FROM OPERATING ACTIVITIES:
                  Net loss .....................................................      $(1,430,088)

             Adjustments to reconcile net loss to net cash used in operations:
                  Depreciation .................................................           22,502
                                                                                      -----------
                      Subtotal .................................................       (1,407,586)
                                                                                      -----------

             Changes in operating assets and liabilities:
                  Increase in accounts receivable ..............................       (1,456,883)
                  Increase in deferred revenue .................................        1,400,000
                  Increase in inventories ......................................         (179,337)
                  Increase in accounts payable .................................           46,027
                  Increase in accrued expenses .................................           91,178
                  Decrease in other payables ...................................          (41,790)
                      Total adjustments ........................................         (140,806)
                                                                                      -----------
             NET CASH USED IN OPERATING ACTIVITIES .............................       (1,548,392)
                                                                                      -----------

             CASH FLOWS FROM INVESTING ACTIVITIES:
                  Capital expenditures .........................................         (173,068)
                                                                                      -----------
             NET CASH FLOWS USED IN INVESTING
             ACTIVITIES ........................................................         (173,068)
                                                                                      -----------
             CASH FLOWS FROM FINANCING ACTIVITIES:
                  Proceeds from paid-in capital ................................          704,000
                  Proceeds from notes payable and loan guarantee from affiliates        1,002,583
                                                                                      -----------
NET CASH FLOWS FROM FINANCING ACTIVITIES .......................................        1,706,583
                                                                                      -----------
             NET INCREASE IN CASH ..............................................          (14,877)

             CASH - Beginning of Period ........................................           20,555
                                                                                      -----------

             CASH - End of Period ..............................................      $     5,678
                                                                                      ===========










                   The accompanying notes are an integral part
                          of the consolidated financial
                                   statements.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

A.     NATURE OF BUSINESS

       Integrated Homes, Inc. (the "Company") is a holding company whose primary operations are through Integrated Homes of Florida, Inc. ("IHF"), a wholly-owned subsidiary. IHF was founded in the State of Florida on June 1, 1998 by Philip Sergeant and David Rich. IHF was formed with the objective of developing community-wide, broad-band networks in "Master Planned Residential Communities" for the new community development and construction industry. IHF specializes in furnishing new homes with infrastructures and the equipment and services necessary to give homeowners improved access to an ever-increasing scope of entertainment, education and communication services, including those being developed "on-line".

       The Company's headquarters are located at 1801 Clint Moore Road, Suite 204, Boca Raton, Florida 33487.

       The Company was incorporated on November 13, 1997, under the name of Automotive Technologies, Inc. ("ATI"), under the laws of the State of Colorado, and is in the early development stage of its business. Pursuant to an Agreement and Plan of Reorganization dated March 31, 1999 (the "Agreement"), by and among ATI, IHF and the shareholders of IHF (the "Shareholders"), the Shareholders exchanged all of the common stock of IHF in return for 3,441,700 shares of common stock of ATI. IHF became a wholly-owned subsidiary of ATI. (The directors of ATI were replaced by Philip Sergeant, David Rich and Richard D. Wedel. On May 21, 1999, the Board of Directors authorized and approved changing the corporate name to Integrated Homes, Inc.).

       The primary operations of the Company are through IHF, its wholly-owned subsidiary. The Company had no significant operating history prior to the Share Exchange. Since its inception, the Company has engaged primarily in the development of its business. The Company's viability, profitability and growth depend upon successful establishment of its products and services within the new home construction industry, which cannot be assured. The prospects for the Company's success must be considered in light of the risks, expenses and difficulties often encountered in the establishment of a new startup business.

       To date, the Company has not had adequate operating revenues to develop and implement its business plan, and while current orders for its products and services are high, the Company does not believe that its short-term significant growth will come from increases in the revenues generated by such orders, but rather from an accumulation of such orders. The Company anticipates that it will continue to incur costs in connection with the development and implementation of its business plan, however, there can be no assurance as to when the Company will be able to achieve sufficient revenues to offset these costs.

       The Company's current business consists of installing low voltage wiring in new homes, selling packages of consumer electronic products to the homeowners, and to a much lesser extent, providing security monitoring services. The Company sells its wiring installation services by contracts with the home developer, and the Company derives only minimal revenues from homeowners. The Company's present business and its planned expansion are based on the wiring it installs in the walls of new homes to accommodate the distribution of broadband, low voltage services through the home.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

A.     NATURE OF BUSINESS (continued)

       The Company's sales of packaged consumer electronic equipment targets homeowners during the home construction stage, involving itself directly with homeowners during the "option selection" process. The Company offers homeowners systems and equipment which connect to the low voltage wiring that the Company installs and which the Company believes will enhance their lifestyle; these include security system and consumer electronic upgrades, satellite television dishes, home theater equipment, telephone systems, lighting controls, intercoms, distributed audio packages, cable modems and simple home management systems. The Company offers homeowners these products as a package or as individual options/upgrades for the new home. The Company offers homeowners the ability to finance these purchases as part of their new home mortgage. The Company believes that marketing its products to homeowners at the construction stage offers the consumer an opportunity to "future proof" their home with a wide range of items that may be difficult to buy and install in the home after it is built. Currently, IHF has several existing contracts with developers and homeowners to provide its package of products and services to approximately 3,000 homes. Additionally, the Company currently receives recurring revenue from monitoring of security and alarm systems.

       The sale and installation of these products for homeowners paves the way for the next phase of the Company's business plan: provision of the recurring services associated with such products. The Company believes that this phase of its business plan will create an ongoing stream of revenues from the communities it has wired and equipped. The Company anticipates that a significant source of future revenue opportunities will arise from providing CATV, local telephone and long distance services, DSS (satellite TV) and broad band Internet services. Another stream of revenue is expected from equipment service and maintenance plans. The Company is developing this business plan in a laboratory, but will require substantial additional capital to implement this plan.

       The Company's business plans for future expansion are driven by a "Connected Communities" concept in which the Company links the homes in a development to each other and to a private central computerized network through the installation of a fiber optic network. In this phase of its business plan, the Company will seek to provide community-wide enhancement systems through a fiber optic "backbone" within the communities themselves. These systems are integrated in "master planned" communities and act as sophisticated networks which electronically connect the community through a basic infrastructure of common services which provide community-wide control and information systems. This network will link the homes of the community to each other during construction, and enable the Company to provide enhanced communications, entertainment, security, and other services to the community and each home. This system allows homeowners to connect to a community "Intranet", provides the community visibility, controls access to the community, provides access to concierge services and many other benefits. These benefits include services which connect the "Connected Communities" to the outside world. Through the community "Intranet" homeowners enjoy enhanced access to the following services: (i) local and long distance telephone services; (ii) CATV services; (iii) satellite television and DSS services; (iv) provision of Internet service at various access speeds; (v) community and regional visibility; and (vi) "Extranet" services.

                             INTEGRATED HOMES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION: The Company's financial statements have been presented on a basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company intends to seek additional equity capital through additional equity offerings to adequately fund operations, working capital demands, and growth plans.

       The Company has a working capital deficiency of $1,449,891 as of December 31, 1999. Accordingly, continued existence is dependent upon the Company's ability to resolve its liquidity problem, principally by obtaining additional equity capital or debt financing, neither of which can be assured.

       PRINCIPLES OF CONSOLIDATION: The financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany transactions have been eliminated.

       REVENUES: Revenues from contracts to install wiring and home technology products are recognized using the "percentage-of-completion method", recognizing revenue relative to the proportionate progress of such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.

       INVENTORIES: Inventories consist of audio, video and computer products used in contractor showrooms or in model homes as marketing tools. These inventories will be sold as the product lines change or as model homes are sold to close out residential developments. The Company's management believes it will not sell inventories below cost.

       INCOME TAXES: Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

       FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

       IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1999, the Company believes that there has been no impairment of its long-lived assets.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       COMPREHENSIVE INCOME: The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income". Comprehensive income is comprised of net loss and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distribution stockholders. For the period ended December 31, 1999, the Company had deemed comprehensive income to be negligible.

       RESEARCH AND DEVELOPMENT: Research and developments costs are expensed as incurred. These costs primarily consist of costs incurred and fees paid for the development of the Company's business plan, including costs for equipment, hardware and software.

       EARNINGS (LOSS) PER SHARE: The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net loss per share is based on the weighted average number of shares outstanding. Potential common shares included in the computation are not presented in the financial statements as their effect would be anti-dilutive.

       USE OF ESTIMATES AND ASSUMPTIONS IN THE PREPARATION OF FINANCIAL
       STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the following: (1) the reported amounts of assets and liabilities, (2) the disclosure of contingent assets and liabilities at the dates of the financial statements and (3) the reported amounts of the revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       CONCENTRATION OF CREDIT RISK: The Company has no significant off balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with financial institutions. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of the cash and cash equivalents, marketable securities and trade accounts receivable. The Company places its cash, cash equivalents, and marketable securities with high credit quality financial institutions.

       Revenues from significant customers are as follows:

                        Customer A                          50%
                        Customer B                          28%
                        Customer C                          10%

       PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. The building has an estimated useful life of thirty years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       BASIC AND FULLY DILUTED NET LOSS PER COMMON SHARE: Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based upon the weighted-average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed conversion of preferred stock and the assumed exercises of outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method. For the year ended December 31, 1999, basic and diluted net loss per common share is computed based on the weighted-average number of common shares outstanding during the period.

       OTHER: In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The company expects no immediate impact from SFAS No. 133 as it currently has no derivatives.

       In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which is effective no later than the quarter ending March 31, 2000. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 in the first quarter of 2000 and is presently evaluating the impact of the adoption of this new standard; however, it is not expected to have a material impact on the Company's financial position and results of operations.

C.     COMMITMENTS

       The Company leases certain office and warehouse space, and equipment under operating leases commencing May 1999. These leases expire up to and through May 2003.

                                               SQUARE                                                  MONTHLY
       LESSOR                                  FOOTAGE        TERMS          INSPECTION DATE           PAYMENT
       ------                                  -------        -----          ---------------           -------
       A.P. DeSalvo                            400 SF         1 year              5/3/99             $   424.00
       Liberty Property Trust                  4,300 SF       60 months           6/12/99            $ 7,158.35
       Davie Plaza Limited Partnership         3,100 SF       3 years             2/1/00             $ 3,349.40


                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

C.     COMMITMENTS (continued)

       Minimum rental commitments are as follows:

                                    2000                      $94,290
                                    2001                      $90,764
                                    2002                      $89,150
                                    2003                      $90,947

       The Company has entered into two employment agreements. The agreement with its Chief Executive Officer is for a term through February 2004. It provides for an annual salary of $110,000 with annual increases determined by the Board of Directors. The agreement with the individual who serves as both the President and Director of Marketing is for a term through February 2004 and provides for an annual salary of $102,500 with annual increases determined by the Board of Directors. Each agreement has bonus payments of up to 35% of the annual salary based upon certain performance milestones.

D.     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

       Cash, cash equivalents and marketable securities consist of the following at December 31, 1999:

       Cash and Cash Equivalents:

           Cash and money market funds                           $ 5,678
                                                                 -------
       Total Cash and Cash Equivalents                           $ 5,678
                                                                 =======

E.     ACCOUNTS RECEIVABLE

       Integrated Homes' trade receivables in 1999 primarily represent amounts due to the Company from customers for its contracted products. Integrated Homes performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts related to accounts receivable was $0 at December 31, 1999.

       Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

                            Customer A                             23%
                            Customer B                             33%
                            Customer C                             81%
                            Customer D                             22%

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

F.     INVENTORIES

       Inventories consist of the following at December 31, 1999:

                            Finished Goods                     $179,337
                                                               ========

G.     PROPERTY AND EQUIPMENT

       Property and equipment consist of the following at December 31, 1999:

           Furniture and fixtures                               $   61,285
           Computer equipment                                      122,830
           Office equipment                                         10,412
                                                                ----------
           Total fixed assets                                      194,527
           Accumulated depreciation and amortization               (33,753)
                                                                -----------
           Net property and equipment                           $  160,774
                                                                ==========

       Depreciation expense was $22,502 for the year ended December 31, 1999.

H.     ACCOUNTS PAYABLE

       Included in accounts payable is $309,911 of taxes payable.

I.     RELATED PARTY TRANSACTIONS

       The Company has loans payable to related parties in the amount of $229,333. See Note J.

J.     LOAN PAYABLE

       Loan payable consists of the following:

       Loan payable to related parties (See Note I)              $ 186,333

       Loan payable due on demand with interest rates
         ranging from 0% to approximately 20.00%                    43,000
                                                                ----------
                                                                  $229,333
                                                                ==========

                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

K.     INCOME TAXES

       The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

       The provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income
       (loss) before provision for income taxes. The reconciliation is as follows:

           Taxes computed at statutory rate                       $(486,229)
           Income tax benefit not utilized                          486,229
                                                                 ----------
           Net income tax benefit                                 $       0
                                                                 ==========

       The Company has a net operating loss carryforwards for tax purposes totaling approximately $1,993,117 at December 31, 1999 expiring in the year 2014.

       Listed below are the tax effects of the items related to the Company's net tax liability:

           Tax benefit of net operating loss carryforward       $   677,659
           Expenses not currently deductible
           for income tax purposes                                        0
                                                                 ----------
           Total                                                    677,659
           Valuation allowance                                     (677,659)
                                                                 -----------
           Net deferred tax asset recorded                      $         0
                                                                 ==========

L.     NOTES PAYABLE

       At December 31, 1999 the Company had notes payable amounting to $903,750.

                                                                                           AMOUNT
                                                                                           ------
       Money Fund:
                           A 10% interest bearing note convertible into 53,000
                           restricted shares on 11/30/00 at $2 per share               $   57,500

       Financing Company:
                           10% interest bearing note convertible into 200,000
                           restricted shares on 11/30/00 at $2 per share                  115,000

       Venture Capital Lending Company:
                           10% interest bearing note                                      731,250
                                                                                         --------
       Total                                                                             $903,750
                                                                                         ========


                             INTEGRATED HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

M.     DEFERRED REVENUES

       Deferred revenues represent revenue contracts signed with customers, however, the contracts are not completed as of December 31, 1999. The company recognizes revenue on the percentage of completion method of accounting for construction contacts.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Integrated Homes, Inc. and Subsidiaries
Boca Raton, Florida

     We have audited the accompanying consolidated balance sheet of Integrated Homes, Inc. as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the period June 1, 1998 (Inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Homes, Inc. and Subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the period June 1, 1998 (Inception) through December 31, 1998, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Integrated Homes, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net working capital deficiency raises substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

                                   Feldman Sherb Horowitz & Co., P.C.
                                   Certified Public Accountants

New York, New York
June 30, 1999

                  INTEGRATED HOMES, INC. AND SUBSIDIARY
                       CONSOLIDATED BALANCE SHEET



                                                                   December 31,
                                                                      1998
                                                                   -----------
     ASSETS
CURRENT ASSETS:
     Cash                                                          $   11,986
     Accounts receivable                                               17,538
     Inventories                                                       47,953
     Other current assets                                                  --
                                                                   ----------

     TOTAL CURRENT ASSETS                                              77,477

FURNITURE AND EQUIPMENT, net                                           63,944

                                                                   ----------
                                                                   $  141,421
                                                                   ==========

     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
     Accounts payable                                             $   85,284
     Accrued expenses                                                 29,245
     Notes payable                                                   351,166
     Due to stockholders                                             150,000
     Common stock to be issued                                            --
                                                                  ----------
      TOTAL CURRENT LIABILITIES                                      615,695
                                                                  ----------

STOCKHOLDERS' DEFICIT:

     Common stock, $.001 par value, 50,000,000
     shares authorized;
       1,500,000 and 7,941,700 shares issued
       And outstanding, respectively                                   1,500
     Additional paid-in capital                                       33,171
     Accumulated deficit                                            (508,945)
                                                                  ----------

     TOTAL STOCKHOLDERS' DEFICIT                                    (474,274)
                                                                  ----------
                                                                  $  141,421
                                                                  ==========


                 See notes to consolidated financial statements.

                      INTEGRATED HOMES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                   From
                                                               June 1, 1998
                                                              (Inception) to
                                                             December 31, 1998
                                                             -----------------

REVENUES                                                         $  106,020

COST OF GOODS SOLD                                                   74,800

                                                                 ----------

GROSS PROFIT                                                         31,220
                                                                 ----------
EXPENSES:
   Research and development                                         321,266
   General and administrative                                       218,899
                                                                 ----------
                                                                    540,165
                                                                 ----------
OPERATING LOSS                                                     (508,945)

NONCASH IMPUTED COMPENSATION EXPENSE                                     --

                                                                 ----------
NET LOSS                                                         $ (508,945)
                                                                 ==========

LOSS PER SHARE - BASIC                                           $    (0.34)
                                                                 ==========

WEIGHTED AVERAGE SHARES OUTSTANDING                               1,500,000
                                                                 ==========



                 See notes to consolidated financial statements.

                      INTEGRATED HOMES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT



                                             Common Stock
                                       ------------------------      Additional                      Total
                                        Number of                     Paid-in      Accumulated    Stockholders'
                                         Shares         Amount        Capital        Deficit     Equity (Deficit)
                                       ---------      ---------     -----------    -----------   ----------------
Balance, June 1, 1998 (Inception)      1,500,000      $   1,500      $  33,171      $      --       $  34,671

Net loss                                      --             --             --       (508,945)       (508,945)
                                       ---------      ---------      ---------      ---------       ---------

Balance, December 31, 1998             1,500,000          1,500         33,171       (508,945)       (474,274)







                 See notes to consolidated financial statements.

                      INTEGRATED HOMES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS




                                                                             From
                                                                        June 1, 1998
                                                                       (Inception) to
                                                                      December 31, 1998
                                                                      -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                            $  (508,945)
                                                                         -----------
     Adjustments to reconcile net loss to net cash used in operations:
         Depreciation                                                          3,700
         Noncash imputed compensation expense                                     --

     Changes in assets and liabilities:
         Increase in accounts receivable                                     (17,538)
         Increase in other current assets                                       --
         Increase in inventories                                             (47,953)
         Increase in accounts payable                                         85,284
         Increase in accrued expenses                                         29,245
                                                                         -----------
           Total adjustments                                                  52,738
                                                                         -----------
NET CASH USED IN OPERATING ACTIVITIES                                       (456,207)
                                                                         -----------
CASH FLOWS INVESTING ACTIVITIES:
         Capital expenditures                                                (32,973)
                                                                         -----------
NET CASH FLOWS USED IN INVESTING ACTIVITIES                                  (32,973)
                                                                         -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from notes payable                                         351,166
         Common stock to be issued                                              --
         Increase (decrease) in due to stockholders                          150,000
                                                                         -----------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                              501,166
                                                                         -----------

NET INCREASE IN CASH                                                          11,986

CASH - beginning of period                                                      --
                                                                         -----------
CASH - end of period                                                     $    11,986

                                                                         ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW

     INFORMATION:

         Noncash investing activities:

           Contribution of fixed assets                                  $    34,671

                                                                         ===========


                 See notes to consolidated financial statements.

                   INTEGRATED HOMES, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      FOR THE PERIOD JUNE 1, 1998 (Inception) THROUGH DECEMBER 31, 1998

Integrated Homes of Florida, Inc. ("IHF") was formed in 1998 with the objective of developing community-wide, broad-band networks in "Master Planned Residential Communities" for the new community development and construction industry.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A. BASIS OF PRESENTATION - The Company's financial statements have been presented on a basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

           The Company intends to seek additional equity capital through additional equity offerings to adequately fund operations, working capital demands, and growth plans.

           The Company has a working capital deficiency of $538,218 as of December 31, 1998. Accordingly, continued existence is dependent upon the Company' ability to resolve its liquidity problem, principally by obtaining additional equity capital or debt financing, neither of which can be assured.

       B. PRINCIPLES OF CONSOLIDATION - The financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany transactions have been eliminated.

       C. REVENUES - Revenues from contracts to install wiring and home technology products are recognized using the "percentage-of-completion-method", recognizing revenue relative to the proportionate progress on such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.

       D. FURNITURE AND EQUIPMENT - Furniture and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets.

       E. INVENTORIES - Inventories consist of audio, video and computer products used in contractor showrooms or in model homes as marketing tools. These inventories will be sold as the product lines change or as model homes are sold to close out residential developments. The Company's management believes it will not sell inventories below cost.

       F. INCOME TAXES - Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

       G. FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

       H. ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       I. IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1998, the Company believes that there has been no impairment of its long-lived assets.

       J. CONCENTRATION OF RISK - Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business.

       K. COMPREHENSIVE INCOME - The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130) "Reporting Comprehensive Income". Comprehensive income is comprised of net loss and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distribution to stockholders. For the period ended December 31, 1998, the Company had deemed comprehensive income to be negligible.

       L. RESEARCH AND DEVELOPMENT - Research and development costs are expensed as incurred. These costs primarily consists of fees paid for the development of the Company's software. Research and development costs for the seven months ended December 31, 1998 were $321,266.

       M. EARNINGS (LOSS) PER SHARE - The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share". Basic net loss per share is based on the weighted average number of shares outstanding. Potential common shares included in the computation are not presented in the financial statements as their effect would be anti-dilutive.

2.     FURNITURE AND EQUIPMENT

       Furniture and equipment are as follows:

                                                 Estimated         December 31,
                                                    Life              1998
                                                  ---------        ------------
               Tools and machinery                 5 Years             $9,500

               Computer equipment                  5 Years             48,547

               Office equipment                    5 Years              2,433

               Office furniture                    7 Years              7,164
                                                                   -----------
                                                                       67,644

               Less: Accumulated depreciation                           3,700

                                                                   -----------
                                                                      $63,944
                                                                   ===========

3.     COMMITMENTS

       The Company currently occupies office space leased by one of its shareholders on a monthly basis. Rent expense from inception to December 31, 1998 was $13,849.

4.     RELATED PARTY TRANSACTIONS

       The Company has notes payable to related parties in the amount of $158,666. These notes are non-interest bearing and are payable upon demand.

       The Company has loans, payable to a shareholder aggregating $150,000, with interest at 1.5% above the prime rate. $100,000 has monthly interest payments with principal due in March 1999.$50,000 is due upon demand.

       The Company currently occupies office space leased by one of its shareholders on a monthly basis. Rent expense from inception to December 31, 1998 was $13,849.

       Prior to the Company's incorporation the majority stockholder incurred $321,266 for research and development costs for the Company's benefit. The research and development was financed from borrowings from third parties. Upon incorporation, the borrowings were assumed by the Company, and the related research and development costs have been expensed by the Company at the stockholders historical cost basis.

5.     NOTES PAYABLE

       Notes payable consist of the following:

          Notes payable to related parties (see Note 4)        $  158,666

          Notes payable due on demand with interest rates
          ranging from 0% to approximately 20.00%.                192,500
                                                               -----------
                                                               $  351,166
                                                               ===========

6.     INCOME TAXES

       The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

       The provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income
       (loss) before provision for income taxes. The reconciliation is as follows:

          Taxes computed at statutory rate                        $(173,000)

          Research and development                                   96,000

          Income tax benefit not utilized                            77,000

                                                                  ---------
          Net income tax benefit                                  $      --
                                                                  =========

       The Company has a net operating loss carryforward for tax purposes totaling approximately $400,000 at December 31, 1998 expiring in the year 2013.

       Listed below are the tax effects of the items related to the Company's net tax liability:

          Tax benefit of net operating loss carryforward             $173,000
          Expenses not currently deductible for income tax purposes   (96,000)

                                                                     ---------
          Total                                                        77,000
          Valuation Allowance                                         (77,000)

                                                                     --------
          Net deferred tax asset recorded                            $     --
                                                                     ========

7.     SIGNIFICANT CONCENTRATIONS

       During the period ended December 31, 1998, the Company derived 100% of its revenues from one customer.